Exhibit 99.1

HYDRO ONE INC.

2024 STATEMENT OF EXECUTIVE COMPENSATION

April 28, 2025

I.	BACKGROUND

In March 2019, Hydro One Inc. was granted exemptive relief (the “Executive Compensation Exemptive Relief”) by securities regulatory authorities in each of the provinces of Canada, exempting Hydro One Inc. from the requirement to provide executive compensation disclosure required by securities laws in its annual information form, for so long as: (i) Hydro One Inc. files such executive compensation disclosure as a stand-alone document with the securities regulatory authorities in each of the provinces of Canada no later than 140 days after its most recently completed financial year and (ii) Hydro One Inc. includes in its annual information form in respect of a financial year a notice that its executive compensation disclosure in respect of that financial year, when filed, is deemed to be incorporated by reference in its annual information form.

This Statement of Executive Compensation is the stand-alone document contemplated by the Executive Compensation Exemptive Relief in respect of the 2024 financial year. This Statement of Executive Compensation, upon filing with the securities regulatory authorities in each of the provinces of Canada, will be deemed to be incorporated by reference into and form an integral part of the annual information form of Hydro One Inc. (the “AIF”) dated February 20, 2025 for the fiscal year ended December 31, 2024. Capitalized terms used herein and not defined have the meaning given to such terms in the AIF.

Hydro One Inc. is a wholly owned subsidiary of Hydro One Limited. The board of directors of Hydro One Inc., and the human resources committee of the board of directors of Hydro One Inc., are comprised of the same directors as the board of directors and human resources committee of Hydro One Limited, respectively, and each of the boards and committees hold joint meetings. This allows them to make joint compensation decisions in respect of officers of both corporations and results in the same compensation practices applying to both corporations. As a result, employees of Hydro One Inc. and its subsidiaries participate in the compensation plans of Hydro One Limited. References herein to “HRC” mean collectively the human resources committee of Hydro One Limited and the human resources committee of Hydro One Inc., references herein to “GRC” mean collectively the governance and regulatory committee of Hydro One Limited and the governance and regulatory committee of Hydro One Inc. and references to the “Board” mean collectively the board of directors of Hydro One Limited and the board of directors of Hydro One Inc. The President and Chief Executive Officer (“President and CEO”), the Executive Vice President, Chief Financial and Regulatory Officer (“EVP, Chief Financial and Regulatory Officer”), the Executive Vice President, Strategy, Energy Transition and Human Resources (“EVP, Strategy, Energy Transition and Human Resources”), the Executive Vice President, Digital and Technology Solutions (“EVP, Digital and Technology Solutions”), the Executive Vice President, Safety, Operations and Customer Experience (“Safety, Operations and Customer Experience”) and the Executive Vice President, Capital Portfolio Delivery (“EVP, Capital Portfolio Delivery”) of Hydro One Inc. have the same titles and roles in Hydro One Limited. Although decisions may be made jointly, they do not result in duplicative compensation. References to “executive(s)” refer to employees who hold a vice president role and above, which includes the NEOs (as defined herein). The Executive Leadership Team (“ELT”) includes the direct reports to the President and CEO holding an Executive Vice President (“EVP”), Senior Vice President (“SVP”), Chief or General Counsel title. This Statement of Executive Compensation pertains to Hydro One Inc. although as noted above, the compensation practices described herein largely reflect the compensation practices of Hydro One Limited. References herein to “Hydro One” or the “Company” refer to Hydro One Inc. and its subsidiaries taken together as a whole. References to “Hydro One Inc.” refer to Hydro One Inc. only and references to “Hydro One Limited” refer to Hydro One Limited only. Information in this Statement of Executive Compensation is provided as of April 28, 2025 and dollar amounts are in Canadian dollars, unless indicated otherwise.

II.	COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis provides information regarding Hydro One’s 2024 compensation approach as well as its compensation practices, policies and plans during that year. In particular, it includes disclosure about the President and CEO, the CFO, the three other most highly compensated executive officers who provided services to the Company during 2024 and the former EVP, Chief Financial and Regulatory Officer and the former EVP, Capital Portfolio Delivery (collectively, the “NEOs”):

A.	Named Executive Officers

The NEOs for 2024 are as follows:

Name	Title

David Lebeter	President and Chief Executive Officer (President and CEO)

Harry Taylor(1)	EVP, Chief Financial and Regulatory Officer

Megan Telford(2)	EVP, Strategy, Energy Transition and Human Resources

Renée McKenzie(3)	EVP, Digital and Technology Solutions

Teri French	EVP, Safety, Operations and Customer Experience

Chris Lopez(4)	Former EVP, Chief Financial and Regulatory Officer

Andrew Spencer(5)	Former EVP, Capital Portfolio Delivery

Notes:

(1)	Mr. Taylor joined the organization on June 10, 2024.
(2)	Ms. Telford continued to be accountable for Human Resources until February 18, 2025.
(3)	Ms. McKenzie joined the organization on March 25, 2024.
(4)	Mr. Lopez left the organization on June 30, 2024.
(5)	Mr. Spencer stepped out of the EVP, Capital Portfolio Delivery role and ceased to be an executive officer on December 12, 2024.

B.	Compensation Philosophy and Practices

(i)	Compensation Guiding Principles

This Statement of Executive Compensation provides an overview of the executive compensation philosophy, practices and policies that were in place during the year.

2024 Executive Compensation Philosophy

Hydro One’s executive compensation program provides total compensation opportunities designed to attract, retain, motivate and reward executives with the calibre of talent and skills necessary to deliver on Hydro One’s corporate strategy, balance stakeholder interests, grow its business and increase Hydro One Limited’s shareholder value. The following table outlines the principles confirmed by the Board and used to inform Hydro One’s compensation decisions:

Principle	Objective
Performance-oriented	To provide pay-for-performance and align performance objectives to strategy and core values over both the short- and long-term horizons to reinforce the Company’s strategic business objectives and a performance-oriented culture.

Long-term focus	To reward sustainable growth that supports long-term value creation for shareholders and customers.

Market competitive	To attract and retain high-performing employees with market- aligned compensation.

Individual accountability	To foster a culture of individual ownership and accountability, while encouraging teamwork.

Balanced approach to risk	To support an appropriate level of risk-taking that balances short- term and long-term Company objectives.

Shared responsibility	To require employees to share the risks and responsibilities for their current and future needs.

Simple and integrated	To provide programs that are simple to understand and administer and communicate the integrated value of monetary and non- monetary rewards.

C.	Compensation Governance

(i)	Human Resources Committee

One of the HRC’s responsibilities is to assist the Board in fulfilling its oversight responsibilities relating to the delivery of sustained corporate results through the attraction and retention of key senior management.

Details concerning the HRC, its mandate and its members are as follows:

Human Resources Committee:

Committee Members: Melissa Sonberg (chair) Mark Podlasly Stacey Mowbray Helga Reidel The committee met in camera without management present at each of its meetings.

Committee Membership: The HRC must consist of at least three directors, all of whom must be independent.

Duties and Responsibilities include overseeing:

•  the effectiveness of the Company’s human capital and human resources strategy, policies, programs and procedures, including equity, diversity and inclusion strategy, policies and practices;

•  labour relations strategy;

•  compensation policies, programs and plans of the Company designed to attract, retain and develop executives and employees with the skills and expertise needed for the Company to carry out its strategies, business and operations, including retaining external consultants and advisors to receive independent and objective advice on these policies programs and plans;

Human Resources Committee:

•  compensation of the President and CEO and the other direct reports and other key employees of Hydro One Limited and its subsidiaries as the HRC or Board may determine (collectively, the “Designated Employees”);

•  matters relating to succession planning of the Company’s President and CEO and the Designated Employees; and

•  the Company’s policies and programs to promote a culture of integrity and responsible stewardship, including through its oversight of the Code of Business Conduct and the Whistleblower Policy, and related practices and procedures.

2024 Accomplishments and Highlights include:

Reviewed:

•  trends in executive compensation;

•  compensation consultant assessment;

•  updates on reward matters;

•  updates on 2024 long-term incentive plan (“LTIP”) grant pool;

•  enterprise risk management updates;

•  updates on the Company’s people strategy including effectiveness metrics;

•  updates on talent management and succession planning;

•  updates on labour matters;

•  workforce planning updates;

•  updates on diversity, equity and inclusion matters;

•  quarterly Code of Business Conduct and Ethics Office updates and Whistleblower Policy updates;

•  President and CEO Year-End Performance Review Process;

•  2025 individual performance scorecards and target compensation for the Designated Employees;

•  executive share ownership holdings against requirements;

•  employee engagement survey results;

•  performance reports for both the defined benefit pension plan (“DBPP”) and the defined contribution pension plan (“DCPP”); and

•  the 2024 HRC Work Plan.

Reviewed and approved:

•  2023 short-term incentive plan (“STIP”) individual performance multiplier for management, and non- represented employees and Designated Employees;

•  2024 compensation for Designated Employees;

Human Resources Committee:

•  2025 STIP corporate scorecard & LTIP measures;

•  2025 LTIP off-cycle pool for new hires and promotions;

•  2025 total compensation structure for the Designated Employees;

•  talent matters;

•  2023 DBPP and DCPP year-end financial statements, DBPP investment and funding objectives, statement of investment policies and procedures and asset mix recommendation, and funding policy;

•  management Pension Committee terms of reference; and

•  the 2025 HRC Work Plan.

Reviewed and recommended to the Board for approval:

•  2021 LTIP performance multiplier;

•  2023 year-end performance rating for the President and CEO;

•  2023 STIP individual performance multiplier for the President and CEO;

•  2023 STIP corporate scorecard performance multiplier;

•  2024 STIP corporate scorecard;

•  2024 LTIP performance measures;

•  2024 LTIP grant for management, Designated Employees and the President and CEO;

•  2024 Power Workers Union and Society Share Grants;

•  2025 Management Merit Increase Budget;

•  2025 individual performance scorecard for the President and CEO;

•  2025 total compensation structure for the President and CEO;

•  the President and CEO succession plan;

•  compensation discussion and analysis section of the management information circular;

•  amended HRC Mandate (recommended to GRC);

•  Code of Business Conduct (recommended to GRC); and

•  Whistleblower Policy (recommended to GRC).

All HRC members have gained the following relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the human resources committee of a stock exchange-listed company or otherwise, and through ongoing Board and committee education sessions. HRC members have a wide array of talent management responsibilities as per the broad mandate of the HRC. The following are specific areas of experience and expertise related to total rewards:

•	human resources experience (experience with benefit, pension and compensation programs, particularly executive compensation);

•	risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and

•	executive leadership experience (experience as a senior executive/officer of a publicly listed company or major organization).

Please refer to the AIF for biographical information concerning each member of the HRC.

(ii)	Compensation Advisors

The HRC engages with independent, external consultants for advice and consultation on executive compensation matters.

Since October 2018, Mercer (Canada) Limited (“Mercer”) has served as the independent consultant to the HRC, providing data and advice to assist the HRC in carrying out its mandate.

All decisions and actions taken by the HRC and the Board have been based on numerous factors and considerations which may, but do not necessarily, reflect the information provided by, or advice of, the advisors.

Aggregate compensation advisor fees (rounded and including taxes) paid to Mercer for executive compensation or related services provided to the HRC during 2024 and 2023 are as follows:

	Professional Service Fees
Compensation Advisor	Year	Executive Compensation- Related Fees ($)	All Other Fees ($)
Mercer (Canada) Limited	2024	72,631	N/A
	2023	130,367	N/A

(iii)	Risk Management Process

Hydro One’s executive compensation program is structured to provide an appropriate balance of risk and reward consistent with the Company’s risk profile and to ensure that compensation practices do not encourage excessive risk-taking by executives. Such risk mitigation practices include the compensation practices outlined below. Hydro One’s compensation practices are reviewed annually by the HRC and a more detailed review is completed every other year as part of the HRC risk assessment process – the most recent review was completed in 2023 to ensure they align with the Company’s strategic plans, risk profile and risk management principles. The next detailed review will be conducted in 2025.

(iv)	Compensation Practices

Practice	Description
Anti-Hedging

Executives are prohibited from engaging in transactions that are designed to hedge, offset or otherwise reduce or limit their economic risk, including with respect to a decrease in market value of equity securities of Hydro One Limited granted as compensation or held, directly or indirectly, by such individuals, or otherwise undermining their alignment with shareholder interests, except with the prior written approval of the HRC.

Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, put options, call options, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and the pledging of or granting of any other security interest in equity securities of Hydro One Limited as security for any loan where recourse is limited to the pledged security.

Clawbacks

Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that has already been paid if, among other things, there is wrongdoing, misconduct, a material misstatement of Hydro One Limited’s or Hydro One Inc.’s financial results, an error in any financial or operating measure used to determine incentive compensation amounts, or as may be required by applicable laws, stock exchange rules or other regulatory requirements. This applies to cash bonuses, stock options, performance share units (“PSUs”), restricted share units (“RSUs”), other equity-based compensation and performance cash-settled LTIP awards, whether vested or unvested, including those which have been paid or settled.

Hydro One Limited and Hydro One Inc. are each subject to a clawback policy (“Recoupment Policy”) that complies with the requirements of the Securities Exchange Act of 1934 and the listing standards of the New York Stock Exchange. In the event of an accounting restatement and except in very narrow circumstances, Hydro One Limited and Hydro One Inc. will be required to recover certain incentive-based compensation paid to certain executive officers on or after October 2, 2023, to the extent such incentive-based compensation was paid on the basis of financial results in respect of any of Hydro One Limited and Hydro One Inc.’s three most recently completed fiscal years preceding the restatement.

The Recoupment Policy continues to apply in all other cases and applies to a broader group of employees of Hydro One Limited and its subsidiaries. In addition, the broader clawback policy (i) permits the Board to exercise its discretion in determining whether to recoup the incentive compensation; (ii) applies to a wider range of compensation and circumstances; and (iii) only recoups the after-tax amounts. In the event that both the Recoupment Policy and the pre- existing clawback policy apply, amounts recovered under one policy shall be credited to the amount that is subject to recovery under the other policy, such that there should not be any duplicative recovery.

Incentive Compensation	Hydro One sets targets that are challenging, yet fair, and that considers the Company’s strategy and business plan without encouraging excessive risk-taking.

Practice	Description
Adjustments – Principles and Practices

However, exceptional circumstances outside of management’s control may occur.

The HRC has established principles and practices for incentive compensation adjustments. The purpose of these principles and practices is to provide clarity on the circumstances and process for considering any such exceptions. No such adjustments occurred in 2024.

Trading Restrictions	Executives, directors and employees are prohibited from trading Hydro One Limited and Hydro One Inc. securities during a company’s trading blackout period, and at any other time when they possess undisclosed material information.

Share Ownership Guidelines

The Company’s executives are required to own Hydro One Limited common shares in order to have a vested interest in the future success of Hydro One Limited and its subsidiaries (including Hydro One) and align their interests with those of Hydro One Limited’s shareholders. Hydro One Limited’s share ownership guidelines are based on the level or positioning of the employee. The Company’s executives can count directly-owned shares or beneficial ownership of Hydro One Limited’s common shares (through the management employee share ownership plan, personal holdings and vested shares), management deferred share units (“management DSUs”), RSUs, 50% of equity-settled PSUs, and 25% of performance cash-settled LTIP grants towards their ownership guidelines.

Individuals have until the fifth anniversary of the later of their start date, promotion to a level with a higher share ownership requirement, or the date they became subject to the guidelines, to meet their applicable share ownership requirement. If an executive has not met their requirements by the compliance deadline, they must receive some or all of their STIP award in management DSUs and/or apply at least 25% of the net after tax benefit realized by the settlement of any LTIP awards to purchase Hydro One Limited’s common shares.

The Company’s executives must generally maintain the ownership level as of the date of retirement for 24 months (in the case of the President and CEO) or 12 months (in the case of other executives).

For purposes of assessing the requirement, 50% of the value of equity-settled PSUs and 25% of the value of outstanding cash-settled LTIP is counted during the vesting period. Annually, the HRC reviews compliance of the Company’s executives with Hydro One Limited’s share ownership guidelines. The inclusion of equity-settled PSUs with 100% performance-based payouts for the President and CEO and EVPs reflects the highly performance-oriented nature of the LTIP where no time-vesting only units were provided to NEOs in 2024, and the PSUs provide directional alignment with Hydro One Limited’s share price.

The share ownership requirements as a multiple of annual base salary are set forth below:

President and CEO                            5x

EVP or equivalent Direct Report to the President and CEO             3x

SVP or equivalent                               2x

Vice President (VP) or equivalent                      1x

(v)	Environmental, Social and Governance (“ESG”)

Hydro One is committed to transmitting and distributing electricity in a safe, and an environmentally and socially responsible manner to meet the needs of customers across Ontario. Hydro One understands that for the Company’s long-term performance and viability, the Company needs to embed sustainability into all aspects of its business.

Given the importance of sustainability to Hydro One, the Company has incorporated specific ESG related measures directly into its incentive plans, including employee health and safety, customer and reliability objectives and, new in 2024, a sustainability index in the STIP. The sustainability index measures Indigenous procurement, fleet conversion and percentage of women executives. In addition, the NEOs may have specific ESG related measures incorporated into their individual goals depending on the scope of their responsibilities. In 2024, the Company also added a greenhouse gas (“GHG”) emissions reduction target measure to the LTIP.

Hydro One plans to review and update the Company’s sustainability strategy as needed and will consider changes to the ESG related measures included within its various compensation plans in alignment with its sustainability strategy.

D.	Executive Compensation Decision-Making Process

Hydro One’s compensation decision-making process involves management, the HRC, independent compensation advisors and the Board for final approval. Outlined below is a general overview of the process that the Company (together with Hydro One Limited) has followed in determining compensation.

To promote robust decisions and analysis of recommendations, and to ensure the Company’s diverse stakeholders are considered, management recommendations are brought forward at an initial HRC meeting and then reviewed and recommended to the Board for approval at a subsequent meeting.

By having discussion and approvals conducted at separate meetings, the Company believes it is able to develop thoughtful solutions that consider the impacts of such on all of its stakeholders. If appropriate, additional analysis may be requested by the HRC or the Board.

Hydro One’s management team, the HRC, the Board and the Company’s independent compensation advisors all play a key role in determining compensation for the Company’s executives and in managing compensation risk.

In recent years, the HRC has made several recommendations to the Board related to the Company’s compensation program to advance the Company’s pay-for-performance culture and drive an increase in at-risk pay, furthering the interest of the Company’s executives in the continued success of the Company. No changes were recommended or implemented in 2024 and the HRC will continue to refine the program over time to ensure that it continues to be aligned with the Company’s strategy and long-term objectives.

The table below summarizes the Company’s compensation decision-making process.

	Management	HRC	Independent Compensation Advisors	Board
Design of Compensation Program	Designs and recommends compensation program to the HRC	Reviews and, where appropriate, revises and recommends the compensation program to the Board for approval	Provides input based on best practice to the HRC	Approves compensation program including any material changes

Choice of Performance Measures and Annual Targets	Develops annual Company objectives aligned with the strategy and incentive plan performance measures including weighting and targets	Reviews and, where appropriate, revises and recommends the incentive plan performance measures and targets to the Board for approval	Provides input to the HRC based on market practice	Approves performance measures and targets

Set Targets for Executive Compensation	Develops and recommends to the HRC target compensation and variable pay for executives	Recommends the President and CEO’s target compensation to the Board for approval Reviews and approves target compensation for ELT direct reports to the President and CEO	Assists the HRC in reviewing target compensation	Approves the President and CEO target compensation

Assess Company Performance	Recommends corporate performance results to the HRC	Reviews and, where appropriate, adjusts corporate performance results and recommends to the Board for approval	Supports the HRC in reviewing performance results, identifies areas where adjustments should be considered	Approves the performance results

Assess Individual Performance	President and CEO assesses performance of direct reports, recommends compensation decisions to the HRC	Assesses the President and CEO’s performance and recommends same to the Board Reviews and approves performance of the President and CEO’s ELT direct reports		Approves the President and CEO’s performance results

	Management	HRC	Independent Compensation Advisors	Board
Award Compensation	President and CEO recommends compensation for the President and CEO’s ELT direct reports	Recommends the President and CEO’s compensation to the Board for approval Reviews, finalizes, and approves compensation for the President and CEO’s ELT direct reports	Provides analysis to support compensation decision-making where applicable	Approves compensation for the President and CEO

E.	Named Executive Officer Pay Benchmarking

(i)	Compensation Peer Group Selection Criteria

As part of the review of Hydro One’s executive compensation program and its alignment with the Company’s compensation philosophy, the HRC applied the following considerations to ensure the compensation peer group reflects the size, scope and complexity of the Company while aligning with its market for executive talent, including:

•	Hydro One’s core business as Canada’s largest electricity transmission and distribution service provider;

•	the unique dynamic of Hydro One Limited’s ownership structure, recognizing the complexity of being a publicly-traded company with significant investment by the Province of Ontario (the “Province”);

•	the particular considerations inherent with highly regulated organizations having large societal impact; and

•	the limited number of comparable electricity transmission and distribution service providers in Canada.

Led by these considerations and following a review of the current list of organizations, the HRC determined that the 2023 compensation peer group continues to meet Hydro One’s requirements, and maintained the peer group unchanged for 2024. The group contains a total of 16 organizations, including publicly traded organizations in the energy and utilities industries and large government-owned utilities.

This peer group is used to inform total direct compensation design and pay levels for Hydro One’s NEOs. Hydro One aims to be competitive with the peer group, over time, but does not target a specific percentile (such as the median). In line with peer practices and consistent with Hydro One’s compensation philosophy, NEO total direct compensation is aligned with clear performance measures and stakeholder expectations over both the short- and long-term.

For details on the NEOs’ 2024 target total direct compensation, please refer to Target Compensation Mix starting on page S-14.

(ii)	Primary Compensation Reference Peer Group

Publicly-Traded Sector Peers	Public Sector Peers
Algonquin Power & Utilities Corp.	British Columbia Hydro and Power Authority

AltaGas Ltd.	Hydro-Québec

Ameren Corporation	Oglethorpe Power

ATCO Ltd.	Ontario Power Generation Inc.

Emera Incorporated	Santee Cooper

Evergy, Inc.

Fortis Inc.

Gibson Energy Inc.

Keyera Corp.

Pembina Pipeline Corporation

TransAlta Corporation

Peer Group Analysis(1)

Notes:

(1)	Peer information included in this chart was prepared by Hydro One using data from S&P Capital IQ.
(2)

Total assets and total revenues of Hydro One Limited are calculated using data for the most recently reported 12-month period ending December 31, 2024 and market capitalization and total enterprise value of Hydro One Limited are calculated as at December 31, 2024.

(3)	The market capitalization of Hydro One Limited was approximately $26.5 billion and the total enterprise value of Hydro One Limited was approximately $43.4 billion as at December 31, 2024.
(4)

Market capitalization of Hydro One Limited is calculated based on the number of common shares of Hydro One Limited outstanding multiplied by the closing share price and total enterprise value is calculated based on market capitalization plus net debt of Hydro One Limited, in each case as at December 31, 2024. Public sector organizations are excluded from these statistics as market capitalization and total enterprise values cannot be calculated.

F.	Compensation Components and Decisions

(i)	Components and Decisions of 2024 Compensation

Hydro One’s compensation structure includes base salary, short-term and long-term incentives, employee share ownership plan, and pension and benefits.

The table below describes the components of compensation for the NEOs and the objectives of each:

	Component	Form	Objectives
Fixed	Base Salary	Cash	• Attract and retain highly qualified and experienced executives • Provide a predictable and steady income
	Pension	Defined Contribution Pension Plan(1) Supplemental Executive Retirement Plan (“DC SERP” or “Supplemental Plan”) (1) Defined Benefit Pension Plan(1)	• Provide market-competitive, sustainable retirement arrangements to attract and retain talent
	Benefits	Group health, life, disability benefits, and executive wellbeing account	• Indirect compensation to assist employees in covering select life events and promoting health and wellness

Variable	Short-term Incentive	Cash – executives can choose to receive some or all in the form of management DSUs	• Motivate and reward achievement of annual business performance objectives • Align individual performance and rewards with corporate objectives
	Long-term Incentive	Equity-settled and 100% performance based	• Motivate and align executives with long-term strategy and shareholders’ interests • Encourage sustained long-term performance • Balance short- and long-term results focus
	Management Employee Share Ownership Plan	Market-purchased shares acquired up to a maximum 6% of base salary with a 50% company match up to a maximum of $25,000 per year	• Encourage share ownership of Hydro One Limited common shares and increase alignment with shareholders’ interests

Note:

(1)

Eligible NEOs who were not already enrolled or eligible to enroll in the DBPP as of September 30, 2015, participate in the DCPP and DC SERP. All current NEOs are eligible to participate in the DCPP and, after a 12 month waiting period from their promotion into an EVP role or hire date, in the DC SERP, with the exception of Mr. Spencer who participates in the DBPP as he was enrolled in the plan prior to September 30, 2015.

(ii)	Target Compensation Mix

The target compensation mix reflects Hydro One’s compensation philosophy emphasizing pay-for- performance and at-risk compensation. From 2023 to 2024, the pay-for-performance component of the President and CEO’s target compensation increased from 75% to 78%, and for the other NEOs from 65% to 67%. The following summarizes the target compensation mix for the President and CEO and the average for the other NEOs.

Notes:

(1)	Average Other NEO Target Compensation Mix excludes Messrs. Lopez and Spencer.
(2)	Salary, long-term and short-term incentive percentages do not add up to 100% due to rounding. Pay-at-risk rounds to 67%.

(a)	Base Salary

Base salary is the guaranteed component of compensation which is set based on role, individual performance, operational experience and market alignment. This component is designed to enable Hydro One to attract, retain and motivate qualified employees, including executives.

Base Salary Decisions for 2024

The following table documents the base salaries for the NEOs in 2024. The increases reflect Hydro One’s guiding principle under its updated executive compensation program of talent market competitiveness and Hydro One’s commitment to fair compensation for its executives reflecting the size, scope, impact, and complexity of Hydro One’s business. As noted above regarding the target compensation mix, it is important to note that the majority of Hydro One executive compensation is in at-risk, performance-based incentive plans (rather than guaranteed payments such as salary).

Following Hydro One’s typical practice, any 2024 base salary changes were approved by the Board and the HRC. Base salary changes were determined within the context of target compensation mix, with majority of changes delivered through at-risk, performance-based incentive plans.

NEO	2023 Base Salary ($)(1)	2024 Base Salary($)(1)	% Change

David Lebeter	600,000	700,000	16.7

Harry Taylor	N/A	475,000	N/A

Megan Telford	450,000	485,000	7.8

Renée McKenzie	N/A	425,000	N/A

Teri French	325,000	350,000	7.7

Chris Lopez	470,650	515,000	9.4

Andrew Spencer	350,000	375,000	7.1

Note:

(1)

These columns reflect the NEOs’ base salaries as of December 31 of the relevant year, with the exceptions of Mr. Taylor and Ms. McKenzie who were hired in 2024 and Mr. Lopez, which reflects his annualized base salary in effect at his termination, and do not take into account any proration for base salary changes during fiscal years 2023 and 2024, respectively.

It is important to note that the President and CEO and ELT compensation is entirely funded from Hydro One Limited and the Company’s earnings, and it is not recovered through rates or paid by customers.

(b)	2024 Short-Term Incentive Plan (“STIP”)

The STIP is designed to:

•	provide market competitive “pay-at-risk” necessary to attract, motivate and retain non-union employees including executives;

•	reinforce strategic business objectives and a performance-oriented culture with significant elements of compensation-at-risk;

•	focus participants on the drivers of value creation; and

•	reward participants for achievement of annual corporate and individual performance goals.

All full-time non-union employees, including executives, are eligible to participate in the STIP. A summary of the components of the STIP is provided below.

Elements of the Short-Term Incentive Plan	Impact on Award
How the Award is Determined

The amount of the award is a function of the executive’s incentive target, corporate performance and individual performance.

For NEOs, awards are weighted 80% on achievement of corporate goals and 20% on achievement of individual goals.

Corporate Performance

Corporate performance is based on financial and non-financial measures which seek to align corporate performance with the Company’s strategy as detailed in the corporate scorecard.

See pages S-17 to S-19 for more information about the performance measures and results related to the Company’s corporate scorecard.

Individual Performance	Individual performance is assessed based on the achievement of corporate- aligned performance objectives with a focus on delivering differentiated rewards to top performers. See the current NEO’s key accomplishments starting on page S-19.

Range of Awards	Awards may range from 0 to 110% of target for the President and CEO and EVPs, and from 0 to 150% of target for employees who hold an SVP level role (and below), based on corporate and individual performance.

HRC/Board Judgment	The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the performance period and recommends the “overall STIP performance multiplier” to the Board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.

Payout	The payout may be in cash or, at the option of an eligible executive, in management DSUs. Management DSUs are fully vested notional shares and accrue dividend equivalents when dividends are paid on the common shares of Hydro One Limited and are redeemable for cash at the prevailing market price of the common shares of Hydro One Limited upon settlement, after the executive ceases to be employed.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s STIP may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payout were not achieved, or in the event of a restatement of Hydro One Limited’s earnings (or other Hydro One Limited-specific results) that significantly reduces shareholder value. If the Recoupment Policy applies, the clawback will be mandatory except in very narrow circumstances.

The STIP payout is calculated based on the following formula.

Short-Term Incentive Decisions for 2024

1.	Corporate Performance Scorecard

Hydro One’s corporate scorecard (“scorecard”) was developed by management and approved by the Board, on the recommendation of the HRC at the beginning of 2024. The scorecard performance measures were based on Hydro One Limited’s (and indirectly, Hydro One’s) objectives and business plan for the year and established “threshold”, “target”, and “exceeds” performance levels for each performance measure. The balanced scorecard includes ESG, other non-financial and financial objectives with the aim of focusing the organization on key performance indicators that drive stakeholder value and align with the organization’s strategy and values.

To establish the performance levels for the performance measures, management models a broad range of scenarios and provides benchmarking data to support the rationale behind the proposed measures and demonstrate the rigour embedded in the performance levels (threshold, target and exceeds) relative to similar organizations.

In addition, Hydro One continues to monitor comparators and emerging trends to ensure its approach is appropriate and aligned with best practice. The HRC, with input from its independent compensation advisor, had the opportunity to review and modify (as appropriate) the performance measures and levels before recommending the scorecard to the Board for approval. No such adjustments or modifications occurred in 2024.

Hydro One is focused on corporate social responsibility and outlines its practices in Hydro One Limited’s annual sustainability report. The scorecard is aligned with the sustainability issues that matter most to customers, employees, communities and shareholders including safety, improving reliability and customer favourability.

Payouts under the STIP for 2024 were based on Hydro One Limited’s corporate performance (and indirectly, Hydro One’s performance) and each executive’s individual performance relative to their individual scorecards. In determining the Company’s performance, the HRC reviewed management’s assessment of Hydro One’s performance against pre-established performance levels for each performance measure, and based on this and, using its informed judgment, approved the resulting performance payout.

The following table sets out Hydro One Limited’s (and indirectly, Hydro One’s) corporate performance measures and results for 2024. Based on Hydro One Limited’s results, the HRC recommended, and the Board approved, an overall STIP performance multiplier equal to 113.47% of the target for 2024 for the corporate component.

Meets or Exceeds Target	Below Target	Below Threshold

Metric	Weight	Threshold (50% payout)	Target (100% payout)	Exceeds (150% payout)	Actual Performance	Percentage Achievement
Health & Safety
High-Energy Serious Injuries and Fatalities* Incidents per 200,000 hours	20%	0.024	0.012	0.00	0.023	54.17%
Sustainability
Sustainability Index** Women Executives Representation, Conversion of fleet of sedans and SUVs to EVs or hybrids, Indigenous Procurement Spend	5%	50%	100%	150%	Above target for all underlying measures	141.67%
Customer
Overall Favourable Impression	15%	78-81%	83-85%	87%	87%	150.00%
Transmission (Tx) Reliability Minutes per Delivery Point (SAIDI)	5%	8.5	7.3	5.0	4.3	150.00%
Distribution (Dx) Reliability Hours per Customer (SAIDI)	5%	7.3	6.5	6.3	7.7	0.00%
Financial
Net Income to Common Shareholders of Hydro One Limited ($M)	30%	$1,061	$1,126	$1,192	$1,156	122.73%
Productivity Savings ($M)	10%	$109.1	$128.3	$141.1	$149.5	150.00%
Work Program
In-Service Additions Index** Transmission ISA, Distribution ISA, Affiliate Transmission Partnership Projects	10%	50%	100%	150%	Above target for all underlying measures	137.43%

					Total	113.47%

Notes:

*	If the Company has a fatality, the attained High-Energy Serious Injuries & Fatality (“HSIF”) measure could be reduced to 0% based on the findings of the System Investigation.
**	Sustainability and In-Service Additions (“ISA”) Index each have an overall index performance score, based on their underlying measures.

Overall, Hydro One Limited (and indirectly, Hydro One) drove strong performance against its objectives in 2024, including key advances on several measures:

•

Health and Safety: Hydro One experienced two high-energy serious injuries at the beginning of 2024; a heightened focus on operational discipline, thorough job planning and its human success tools have been effective in closing out the rest of the year without any further high-energy serious injuries. As a result, Hydro One’s 2024 HSIF rate is 0.023 per 200,000 hours, staying within the year-end threshold of 0.024.

•

Sustainability: Representation of women executives ended the year at 42%, 4 points above the Company’s target of 38%. At the end of 2024, 44% of Hydro One’s fleet of sedans and SUVs has been converted to electric vehicle (EV) or hybrid, 2 points above the Company’s target of 42%. In 2024, Indigenous procurement spend was 5.5% of purchased materials and services, 1.3 points above the Company’s target of 4.2%.

•	Customer

•

Overall Favourable Impression: Year-end overall favourable impression (residential and small business customers) was 87%. This is the highest point in Hydro One’s tracking since 2002 and is 5 points higher than 2023 year-end.

•

Transmission Reliability: Transmission reliability System Average Interruption Duration Index (“SAIDI”) year-end performance was 4.3 minutes, which was better than the target of 7.3 minutes. A continued focus on implementing changes learned from post-event investigations has supported strong performance.

•

Distribution Reliability: Distribution reliability SAIDI year-end performance was 7.7 hours, which was 1.2 hours below the target of 6.5 hours. The target was missed primarily due to higher contribution from tree and foreign interference caused outages when compared to prior years.

•	Financial

•	Net Income: Year-end net income attributable to common shareholders of Hydro One Limited of $1,156 million was approximately $30 million, or 3% higher than target.

•	Productivity: Year-end productivity achievement of $149.5 million was approximately 17% ahead of target.

•

Work Program: Transmission year-end ISAs were approximately 4.7% higher than budget, Distribution ISAs were 2.6% above budget, and affiliate transmission partnership projects’ ISAs were approximately 5.6% favourable to budget.

The following details key accomplishments for each NEO during 2024:

NEO	Key Accomplishments
David Lebeter President and CEO

As the President and CEO, Mr. Lebeter is responsible for setting and executing on the Company’s strategic vision. As the President and CEO, Mr. Lebeter sits on the Board.

Mr. Lebeter provided strategic and executive leadership in the following areas:

•  Achieved a HSIF rate of 0.023 per 200,000 hours for the second year in a row

•  Won, for the third year in a row, Electricity Canada President’s award of Excellence for Employee Safety for Transmission

•  Completed Hydro One’s four-year Safety Improvement Plan on the Company’s journey to zero

•  Established a new high stock price of $48.05 for the common shares of Hydro One Limited

•  Increased the dividend on Hydro One Limited’s common shares consistently since the initial public offering

•  Achieved total shareholder return (“TSR”) for Hydro One Limited of 14.8%

•  Strengthened the ELT, with the addition of Lisa Pearson, Renée McKenzie and Harry Taylor

•  Designated to design, build and own the Wawa to Porcupine Transmission Line after a competitive process run by the Province of Ontario

•  Purchased an accretive, minority ownership position in the East–West Tie Transmission Line

•  Completed the Chatham to Lakeshore Transmission Line one year ahead of schedule and under budget

•  Achieved an overall favourable impression score of 87% based on the Company’s strategic focus on customers

•  Received an increase to Hydro One Limited’s credit rating to “A” from S&P

•  Maintained a healthy balance sheet

•  Achieved $149.5 million in savings based on the Company’s continued focus on productivity

•  Engaged the Company’s employees and achieved the highest employee participation rate in Hydro One’s MyExperience Survey, providing the ELT with a wealth of insights into opportunities and culture

NEO	Key Accomplishments
• Increased the Company’s spend with Indigenous business to $158.3 million (up from $142.3 million in 2023) • Purchased $2.1 billion worth of goods and services from Ontario businesses

Harry Taylor EVP, Chief Financial and Regulatory Officer

As EVP, Chief Financial and Regulatory Officer, Mr. Taylor is responsible for corporate finance and accounting, financial planning & analysis, tax, treasury, pensions, investor relations, internal audit, and enterprise risk management. In addition, Mr. Taylor is responsible for regulatory affairs and shared services which include procurement and supply chain, facilities and real estate, fleet management and helicopter services.

Mr. Taylor provided strategic and executive leadership in the following areas over the latter half of 2024:

•  Delivered earnings per share of Hydro One Limited (“EPS”) growth of 6% in the second half of the year compared to the second half of 2023

•  Successfully negotiated an agreement to acquire an approximate 48% interest in the East-West Tie Transmission Line

•  Issued $2 billion in sustainable (green and sustainability) bonds in the second half of the year at attractive interest rates, broadly allocated across investors, with tranches being substantially oversubscribed

•  Secured a credit rating upgrade from S&P for Hydro One Limited

•  Achieved an improvement in the existing top quartile performance of Hydro One Limited in favourable investor perception, receiving awards for management access, transparency and strategic effectiveness

•  Developed joint rate application 28 objectives and established governance and reporting structures for Working Groups, Steering Committee, the ELT, and the Board

•  Identified regulatory options and solutions to expenditure pressures in 2023-2027 as well as driving changes to ensure potential variances to approved spending envelopes were minimized

•  Successfully settled three joint rate applications for the Company’s First Nations transmission partnerships

•  Exceeded Indigenous procurement target of 5% of addressable spending

•  Exceeded company increases in employee engagement and exceeded target in all focus areas from 2023 employee engagement survey

NEO	Key Accomplishments
Megan Telford EVP, Strategy, Energy Transition and Human Resources

As EVP, Strategy, Energy Transition and Human Resources, Ms. Telford is responsible for strategy, energy transition, planning, partnerships, sustainability, and human resources.

Ms. Telford provided strategic and executive leadership in the following areas:

•  Led corporate-wide efforts to successfully communicate and implement Hydro One’s refreshed strategy into organizational ways of working. This included the creation of and governance around seven “Strategic Initiative” focus areas

•  Advanced progress towards the execution of Hydro One’s multi-faceted grid modernization strategy, including the development of an integrated roadmap outlining highest priority customer-impactive initiatives

•  Continued to advance partnerships with numerous stakeholders to address the energy needs of large-scale industrial customers to further economic growth in the province

•  Reinforced Hydro One’s commitment to creating new opportunities to maximize Indigenous participation in the energy sector by engaging in strategic partnerships with numerous First Nations across Ontario. This was most recently demonstrated through the selection of Hydro One as the successful proponent on the Wawa to Porcupine Transmission Line

•  Championed the continued evolution of Hydro One’s strong culture, through the execution of initiatives in support of Hydro One’s People Strategy, which saw the Company achieve strong employee engagement scores in 2024, with record employee participation and be recognized again as one of Canada’s Best Employers for 2024 by Forbes

•  Supported and advised the Chief Executive Officer in recruitment and onboarding of three new ELT members: SVP, Corporate Affairs, EVP, Digital and Technology Solutions, and EVP and Chief Financial and Regulatory Officer

Renée McKenzie EVP, Digital and Technology Solutions	As EVP, Digital & Technology Solutions, Ms. McKenzie is responsible for the technology supporting the real time operations of Hydro One – including both information technology and the operation and control of the power grid – and the security and protection of Hydro One’s physical and digital assets.

NEO	Key Accomplishments

Ms. McKenzie provided strategic and executive leadership in the following areas:

•  Oversaw the delivery of a highly reliable and stable information and operating technology environment. This accomplishment ensures critical business functions have the systems and technology available and running to support Hydro One’s power system, customers, metering infrastructure, and back-office processes

•  Implemented key security initiatives which hardened defenses in Hydro One’s most critical assets. Targets for the remediation of critical and high cybersecurity vulnerabilities were exceeded, closing high-risk gaps and strengthening the Company’s protections.

•  Ensured Hydro One’s strategic priorities were supported by the technology function. She and her team brought value through the technology implementations of strategic projects, including the Chatham-by-Lakeshore partnership with Indigenous communities, and the Net Metering project to enable customer billing offsets when they generate electricity, while also advancing transformative projects in enterprise resource planning and Hydro One’s advanced distribution management system

•  Introduced an updated project governance framework, reducing the overall risk profile of the technology portfolio by reducing uncertainty

Teri French EVP, Safety, Operations and Customer Experience

As EVP, Safety, Operations and Customer Experience, Ms. French is responsible for health and safety, distribution, forestry, system operations and station services, customer experience and billing operations, and integration, reliability and emergency management.

Ms. French provided strategic and executive leadership in the following areas:

•  Advanced a strong safety culture by implementing a safety improvement plan, delivering a comprehensive public safety campaign and advocating for psychological safety in team culture

•  Progressed the Customer Experience, focusing on continuous improvement, education and culture and driving trust and value to align with the Corporate Strategy, Purpose, and Brand Promise

•  Partnered with energy providers and regulatory agencies to enhance outage execution, facilitate faster connections to the Transmission system, foster stronger relationships, and achieve significant improvements in customer satisfaction and operational efficiency

•  Enabled economic growth by connecting Distribution customers, communities, and businesses while supporting government initiatives such as the More Homes Built Faster Act and Universal Broadband Fund to ensure all Canadians have access to high-speed internet

NEO	Key Accomplishments

•  Oversaw reliability and storm response including partnering with local emergency services for fast execution during weather events and safely deploying field staff to assist in power restoration in Florida & Georgia

•  Led the integration of the Chapleau Public Utility Corporation ensuring reliability and compliance and contributing to the Ontario Energy Board’s review on the need for more capital investment in the electricity system

•  Delivered vegetation management solutions in alignment with First Nations and local community requirements, protecting grid reliability while achieving collaborative results

•  Led the Advanced Metering Infrastructure Operations team on multi-year system transformation while maintaining a high meter to bill accuracy rate

2.	STIP Decision Summary

The following summarizes the STIP payout for each eligible NEO based on the corporate and individual performance as approved by the HRC and the Board. The STIP payout is capped at 110% for the President and CEO and EVPs.

Named Executive Officer/ Principal Position(1)	STIP Target %(2)	STIP Target ($)	Corporate Achievement (%)	Individual Achievement (%)	STIP Payout ($)	STIP Payout as a % of Target
David Lebeter President and CEO	100	700,000	113.47	100.00	770,000	110.0
Harry Taylor EVP, Chief Financial and Regulatory Officer	80	212,838	113.47	100.00	234,122	110.0
Megan Telford EVP, Strategy, Energy Transition and Human Resources	80	381,039	113.47	100.00	419,143	110.0
Renée McKenzie EVP, Digital and Technology Solutions	60	196,478	113.47	100.00	216,126	110.0
Teri French EVP, Safety, Operations and Customer Experience	55	187,173	113.47	100.00	205,890	110.0
Chris Lopez(3) Former EVP, Chief Financial and Regulatory Officer	80	204,874	100.00	100.00	204,874	100.0

Named Executive Officer/ Principal Position(1)	STIP Target %(2)	STIP Target ($)	Corporate Achievement (%)	Individual Achievement (%)	STIP Payout ($)	STIP Payout as a % of Target
Andrew Spencer Former EVP, Capital Portfolio Delivery	55	200,776	113.47	75.00	212,373	105.78

Notes:

(1)	All NEOs are eligible for STIP.
(2)	Incentive target as of December 31, 2024 with the exception of Mr. Lopez, whose target was as of June 30, 2024.
(3)

Pursuant to the terms of his retention agreement, originally negotiated in 2018 and extended periodically until 2023, Mr. Lopez was entitled to a prorated payment of his target STIP award for 2024 for his period of active employment.

(c)	Long-Term Incentive Plan

Hydro One Limited’s LTIP (in which employees of Hydro One are eligible to participate) is designed to:

•	attract and retain highly qualified and experienced talent;

•	foster alignment with shareholder interests;

•	reward executives for longer term value creation; and

•	provide market competitive compensation.

In 2023, Hydro One Limited reintroduced an equity-based LTIP consisting of PSUs and RSUs. The President and CEO and EVPs receive their LTIP awards in 100% PSUs that vest at the end of four years. Similar to 2023, 2024 is also a transition year between the new equity-based LTIP and the former cash-settled LTIP. Participants received a 2024 equity-based LTIP grant as well as a payout from the 2022 cash-settled LTIP that is reported as a payout in reference to performance from 2022 to 2024.

The PSUs provide strong alignment with Hydro One Limited shareholder interests as they are 100% performance based with the following performance measures in 2024:

•

EPS, which rewards executives for delivering increased earnings to shareholders of Hydro One Limited and includes the requirement that the Hydro One Limited dividend does not decrease in any rolling 12 months during the performance period;

•	Relative TSR, which rewards executives for achieving Hydro One Limited shareholder returns that are consistent with or better than the returns provided by peer organizations; and

•	GHG emissions reduction target, which rewards executives for reducing emissions on Hydro One Limited’s journey to meet its corporate commitments for 30% reduction of GHG emissions by 2030.

LTIP is available to executives and certain non-union employees of Hydro One Limited and its subsidiaries as determined by the HRC. Non-employee board members are not eligible to participate. A summary of the components of the current LTIP is as follows:

Elements of the Long-Term Incentive Program	Impact on Award
Types of Awards

Equity-Based LTIP: An award that will be settled in common shares of Hydro One Limited in the future, subject to the achievement of specified criteria.

PSUs: Subject to performance and time vesting criteria and are fully-at risk. Form 100% of the LTIP awards for the President and CEO and EVPs.

RSUs: Subject to time vesting criterion and are only granted below EVP level.

Vesting	PSUs vest after the four-year performance period, subject to a performance multiplier based on achievement of specific performance measures, unless otherwise determined by the HRC.

Performance Multiplier

Each PSU granted in 2024 is 100% performance based, subject to achieving certain performance levels for the period from January 1, 2024 to December 31, 2027 (the “Performance Period”):

(1)   four-year average EPS (subject to a dividend rate modifier) – 65% weighting;

(2)   four-year relative TSR (S&P/TSX Capped Utilities Index) – 25% weighting; and

(3)   GHG emissions reduction in-line with corporate commitments of 30% reduction of GHG emissions by 2030 – 10% weighting.

The EPS, relative TSR, and GHG emissions reduction performance measures demonstrate a commitment to achieving long-term growth for Hydro One Limited’s shareholders, which is consistent with or better than the growth delivered by other Canadian utilities and Hydro One’s commitment to a sustainable future.

Four-year average EPS: The net income attributable to Hydro One Limited’s shareholders for such fiscal period divided by the average outstanding shares during such fiscal period.

Dividend rate modifier: If the 12-month rolling average dividend rate during the Performance Period falls below the annualized quarterly dividend rate at the time of grant, a 0% modifier will be applied to the EPS performance multiplier. If the 12-month rolling average dividend rate during the Performance Period does not decrease from the level at grant, a 100% modifier will be applied to the EPS performance multiplier.

Relative TSR: Measures Hydro One Limited’s total shareholder return over the Performance Period relative to the total shareholder return for the S&P/TSX Capped Utilities Index for the same period.

The index was selected for comparison as it reflects an established grouping of Canadian publicly traded industry peers for Hydro One Limited.

Elements of the Long-Term Incentive Program	Impact on Award
GHG emissions reduction target: Delivery of a 25% reduction against 2018 baseline in Scope 1 GHG emissions by 2027 on Hydro One Limited’s journey to meet its corporate commitments for 30% reduction of GHG emissions by 2030.

Range of Awards	The PSU payout is a function of the overall performance multiplier which is based on the four-year average EPS performance (65% weighting) with a dividend rate modifier, the four-year relative TSR performance (25% weighting) and the GHG emissions reduction target (10% weighting). The total award is subject to an overall maximum performance multiplier of 150%.

HRC/Board Judgment	The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the Performance Period and recommends the performance multiplier to the Board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.

Clawbacks	Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s vested long-term incentives may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payout were not achieved, or in the event of a material restatement of Hydro One Limited’s or Hydro One’s earnings (or other Hydro One Limited or Hydro One-specific results) that significantly reduces shareholder value. If the Recoupment Policy applies, the clawback will be mandatory except in very narrow circumstances.

2024 Long-term Incentive Grants Awarded

Note:

(1)

PSUs held on vesting date are calculated based on salary ($) multiplied by Target LTIP (% of salary) divided by the share price of the Hydro One Limited common shares at the time of grant plus any dividend equivalent PSUs earned when dividends are paid during the vesting period.

The performance measures for the 2024 equity-settled PSUs LTIP grant consist of a four-year average EPS measure with a dividend rate modifier (65% weighting), a four-year relative TSR measure (25% weighting) and a GHG emissions reduction target (10% weighting).

LTIP grants awarded to the NEOs in 2024 are outlined below.

Named Executive Officer	Share-based Awards Value ($)	Option-based Awards Value ($) (1)	Cash-settled Awards Value ($) (2)	Total Grant Value ($) (3)
David Lebeter	1,750,000	0	0	1,750,000
Harry Taylor	712,500	0	0	712,500
Megan Telford	675,000	0	0	675,000
Renée McKenzie	531,250	0	0	531,250
Teri French	406,250	0	0	406,250
Chris Lopez(4)	772,500	0	0	772,500
Andrew Spencer(4)	437,500	0	0	437,500

Notes:

(1)	No option-based awards were granted in 2024.
(2)	No cash-settled awards were granted in 2024.
(3)	Previous grants are not taken into account when considering new grants.
(4)

The vesting of 2024 grants to Mr. Lopez are prorated from the grant date to his termination date. As per the terms of the LTIP, the vesting of 2024 grants to Mr. Spencer are prorated from the grant date to his termination date. Any unvested amounts are forfeited.

Long-Term Incentive Decisions for 2024 (Granted in 2022, Paid in 2024)

In 2022, the Board at that time approved the grant of cash-based LTIP awards to executives. The 2022 awards were aligned with the requirements of the executive compensation framework in place at the time of the award and 100% performance based. The 2022 awards included productivity savings, EPS performance measures with a dividend rate modifier, and relative TSR performance. These targets were established at the time of grant and were based on the approved business plan in place at the time.

Over the 2022 to 2024 performance period, Hydro One Limited’s three-year average EPS, productivity savings and TSR performance relative to the peer group were strong, resulting in a performance multiplier of 146.76% for the 2022 grants. Since the 12-month rolling average dividend rate did not decrease during the three year performance period, the dividend rate modifier for the 2022 award was 100%. These results reflect the organization’s strong financial performance from 2022 to 2024.

Meets or Exceeds Target	Below Target	Below Threshold

Metric	Weight	Threshold (50% payout)	Target (100% payout)	Exceeds (150% payout)	Actual Performance	Percentage Achievement
Earnings Per Share (EPS)
3-year Average EPS	62.5%	$1.50	$1.63	$1.78	$1.83	150%
Productivity (3-year average)
2022 Productivity		$310.7	$365.5	$402.1	$373.6
2023 Productivity	25%	$42.5	$50.0	$55.0	$113.9	137.02%
2024 Productivity		$85.0	$100.0	$110.0	$149.5
Relative TSR
Index TSR	12.5%	(1.08%)	1.92%	4.92%	47.41%	150%
					Total	146.76%

Notes:

(1)	The LTIP productivity results over the 2022 to 2024 performance period are aligned with the methodology used to set targets at the time of grant.
(2)	Consistent with the requirements of the executive compensation framework, cash-settled LTIP payouts for the President and CEO and EVPs who were EVPs in 2022 are capped at 100% of target.

(d) Pension Benefits

1. Defined Contribution Pension Plan (“DCPP”)

Hydro One established a registered DCPP effective January 1, 2016. Hydro One’s DCPP is designed to:

•	attract and retain employees;

•	result in lower and more stable cost over time compared to the DBPP; and

•	promote sharing of retirement savings responsibility between Hydro One and its employees.

A summary of the key terms of the DCPP is presented below:

Element	Description
Eligibility	Eligible non-represented employees who were not already enrolled or eligible to enroll in the DBPP as of September 30, 2015. All but one of the current NEOs participate in the DCPP.

Employee contribution	Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6% of pensionable earnings, subject to the limit outlined under “Supplemental Plan” below.

Employer match	Employee contributions are matched by Hydro One.

Pensionable Earnings	Base salary plus actual short-term incentive (but not exceeding 50% of base salary).

Supplemental Plan

Effective as of January 1, 2018, once the total employee and employer contributions for the calendar year have reached the maximum contribution level permissible under a registered pension plan, as per the Income Tax Act (Canada), employee contributions cease and employer contributions are allocated to a notional supplemental pension plan account for the employee’s benefit. The notional supplemental pension plan was approved by the Board on December 8, 2017 and replaces a non-registered savings plan in which employer contributions were made on an after-tax basis.

Total employer contributions to the DCPP and DC SERP are 15% of the President and CEO and EVP level executives’ base earnings and STIP (to a maximum of 50% of the President and CEO and EVP level executives’ base earnings).

2. Defined Benefit Pension Plan (“DBPP”)

Hydro One established a registered DBPP effective December 31, 1999. One of the NEOs participates in this plan.

A summary of the key terms of the Hydro One DBPP for those hired prior to January 1, 2004 is presented below:

Element	Description
Eligibility	Non-represented employees who were eligible members of the DBPP prior to September 30, 2015 continue to participate in the DBPP. Newly hired non-union employees do not accrue credited service under the DBPP for service after September 30, 2015.

Employee contribution	Eligible employees contribute 8.75% of their base annual earnings up to the Year’s Maximum Pensionable Earnings (“YMPE”) and 11.25% above the YMPE.

Pensionable Earnings	Base salary plus 50% of actual short-term incentive up to an earnings limit of $350,000 as at December 1, 2016. The earnings limit is adjusted annually by the Consumer Price Index (Ontario) and was approximately $424,776 as at December 31, 2024.

Formula

For each year of credited service under the DBPP, to a maximum of 35 years, the benefit provided for each of the employees who participates in the DBPP is equal to 2% of the member’s average base annual earnings during the 36 consecutive months (changing to 60 months on go-forward basis for service accrued on and after April 1, 2025) for non-union employees hired prior to January 1, 2004 when their base annual earnings were highest. This pension is reduced by 0.625% of the member’s average base annual earnings up to the average year’s maximum pensionable earnings during the 60 consecutive months for non-union employees hired prior to January 1, 2004 when their base earnings were highest. The reduction is intended to offset Canada Pension Plan benefits. The DBPP provides for early retirement with an unreduced pension at the earlier of age 65 or the attainment of age plus credited service totaling 82 (changing to 85 as of April 1, 2025 for anyone who has not reached 82 points on that date) or more.

A plan member who is not eligible for an unreduced pension can retire with a reduced pension any time after attaining age 55. Pension benefits payable to pensioners, beneficiaries and terminated employees with deferred pensions are increased annually, effective January 1 of each year equal to 100% of the increase in the Consumer Price Index (Ontario) for the 12-month period ending in June of the previous year. The normal form of pension for a member who does not have a spouse at retirement is a pension payable for life and guaranteed for five years. The normal form of pension for a member who has a spouse at retirement is a pension payable for the life of the member, and continuing after the member’s death to their spouse at the rate of 66.67% of the member’s normal form.

Supplemental Pension Plan	Hydro One’s defined benefit supplementary pension plan (the supplementary pension plan) provides benefits that are in excess of Income Tax Act (Canada) limits and that cannot be provided under the DBPP. The supplemental pension plan is unfunded and the benefits from this plan are paid from general revenues. Hydro One’s obligations to participants under the supplementary pension plan are secured by a letter of credit.

(e)	Management Employee Share Ownership Plan (“Management ESOP”)

Hydro One strongly supports share ownership of Hydro One Limited by its employees and, accordingly, offers a Management ESOP for non-union employees. The plan provides participants with the opportunity to acquire common shares of Hydro One Limited purchased on the market through payroll deduction on a voluntary basis.

It is designed to:

•	promote an ownership culture among non-union employees;

•	align the interests of non-union employees with Hydro One Limited shareholder interests; and

•	increase employee awareness and alignment with Hydro One’s performance.

All regular employees not represented by a union, who have completed at least six months of continuous service with the Company prior to the date of enrolment in the plan, are eligible to participate.

A summary of the components of the Management ESOP is provided below.

Element	Description
Source of shares	Shares of Hydro One Limited are purchased on the market at prevailing prices (non-dilutive).

Employee contribution	Between 1% and 6% of base salary, through payroll deduction.

Employer match	Hydro One matches 50% of the employee contribution up to a maximum of $25,000 per year.

Vesting	Shares purchased prior to January 6, 2022 are subject to a sale or withdrawals limit of 50% of shares during any 12-month period relative to the number of shares credited to an employee’s account at the start of the 12-month period. Shares purchased with employee contributions on or after January 6, 2022 vest immediately, while Hydro One Limited matched shares have a two-year holding period requirement.

(f)	Other Benefits

The Company offers a wellbeing allowance intended to cover wellness-related costs in support of its overall rewards philosophy and focus on employee wellbeing. In addition, the President and CEO and EVPs receive one executive medical examination per year. Executives are provided with an annual wellbeing allowance as follows:

Element	Description
President and CEO	$50,000
EVPs	$20,000 to $25,000

(g)	Equity-based Long-Term Incentive Plan

A summary of the key terms of the Hydro One Limited LTIP (in which employees of Hydro One are eligible to participate) as in effect on December 31, 2024 are presented below.

Types of Awards

PSUs. A PSU entitles the participant to receive common shares of Hydro One Limited following the achievement of specified performance- and time-vesting conditions. The HRC has the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of PSUs. The HRC may elect to settle PSUs in cash.(1)

RSUs. An RSU entitles the participant to receive common shares of Hydro One Limited following the achievement of specified time-vesting conditions. The HRC shall have the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of RSUs. The HRC may elect to settle RSUs in cash.(1)

The LTIP also contemplates the possibility of grants of:

•  Options. An option is the right to acquire a common share of Hydro One Limited on a future date on payment of the exercise price. The exercise price of an option may not be less than the fair market value of a common share on the date of grant. Standard four year vesting unless otherwise specified by the HRC. The term of an option may not exceed 10 years.

•  Restricted shares. A restricted share award is an award of common shares of Hydro One Limited subject to forfeiture restrictions.

•  DSUs. A DSU is an award that entitles the participant to receive common shares of Hydro One Limited following termination of employment or service with the Company. DSUs may be subject to performance conditions or other vesting conditions. Management DSUs are granted under a separate cash-settled plan.

•  SARs. A share appreciation right (“SAR”) is the right to receive common shares of Hydro One Limited equal in value to the appreciation in the value of a common share of Hydro One Limited over a period. The base price against which a SAR is to be measured may not be less than the fair market value of a common share of Hydro One Limited on the date of grant. An option and a SAR may be granted in tandem, in which event the SAR will vest and be exercisable on the same dates as the related option and the exercise of the option results in the surrender of the SAR, and vice versa. Standard four year vesting unless otherwise specified by the HRC. The term of a SAR may not exceed 10 years.

•  Other awards. Other awards are awards that are convertible into or otherwise based on the common shares of Hydro One Limited.

Eligibility	Employees and consultants of Hydro One Limited and its affiliates (including Hydro One) as determined by the HRC. Non-employee directors on the Board are not eligible.

Maximum No. of Shares Authorized

11,900,000 common shares of Hydro One Limited or approximately 2% of the issued and outstanding common shares of Hydro One Limited. Within that limit the maximum number of common shares of Hydro One Limited which may be issued as PSUs, RSUs or DSUs is 4,760,000 common shares (or approximately 0.79% of the issued and outstanding common shares of Hydro One Limited as of December 31, 2024). As of December 31, 2024, there were 8,283,181 common shares available for future awards (approximately 1.38% of the issued and outstanding common shares of Hydro One Limited).

If an award expires without exercise, is cancelled, forfeited or terminated or otherwise is settled without the issuance of common shares of Hydro One Limited, the common shares of Hydro One Limited which were issuable under the award will be available for future grants. Common shares of Hydro One Limited issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the number of shares available for awards under the LTIP unless otherwise required by law or stock exchange rule.

Insider Limits

Under the LTIP and any other Hydro One Limited security-based compensation arrangements:

•  maximum number of common shares of Hydro One Limited issuable to insiders at any time is 10% of the outstanding common shares of Hydro One Limited.

•  maximum number of common shares of Hydro One Limited issuable to insiders within any one-year period is 10% of the outstanding common shares of Hydro One Limited.

•  the LTIP does not provide for a maximum number of common shares of Hydro One Limited which may be issued to an individual pursuant to the LTIP and any other security-based compensation arrangement (expressed as a percentage or otherwise).

Fair Market Value	Under the LTIP, the fair market value is based on the closing common share price of Hydro One Limited on the Toronto Stock Exchange (the “TSX”) on the applicable date.

Company Trading Blackout Periods	If an award is scheduled to expire during, or within five business days after a company trading blackout period restricting employees from trading in common shares of Hydro One Limited, then the award will expire 10 business days after such blackout period expires.

Death & Disability	Unless otherwise determined by the HRC, a pro-rata portion of the next instalment of the award due to vest will immediately vest. Any performance targets are deemed to have been met at 100% of the target performance level. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Retirement

Unless otherwise determined by the HRC, all unvested awards granted more than six months prior to the receipt of the notice to retire will continue to vest and are settled and exercised in accordance with their terms. Other unvested awards will be forfeited.(1)

“Retirement” means:

(a)   If the employee:

i. is the President and CEO or reports directly to the President and CEO, the retirement has been approved by the Board and the employee complies with such conditions as the Board may require;

ii. is not i. above, the employee has reached age 65 or reached age 55 with a minimum of 10 years of service or such lesser age and/or service thresholds as the HRC may determine;

iii. achieved the age and service eligibility criteria for an undiscounted early retirement pension as defined by the DBPP applicable to the participant;

iv. has achieved such lesser age and/or service thresholds as the plan administrator may determine.

(b)   the employee has given formal notice of their intention to retire six months in advance or such lesser period as the plan administrator may approve;

(c)   no cash severance payment or retirement allowance or equivalent is paid; and

(d)   the employee has complied with such transitional activities as may be reasonably required by Hydro One until the date the individual has ceased active employment.

Resignation	Unless otherwise determined by the HRC, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Termination For Cause	All awards, whether vested or unvested, are forfeited and cancelled.

Termination Without Cause(2)

A prorated portion of the next instalment of any awards due to vest will immediately vest with PSUs deemed to have met 100% of the specified performance targets.

Unless otherwise determined by the HRC and except if termination occurs within 24 months following a change in control, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Termination Without Cause Within 24 Months Following a Change in Control

If, within 24 months following a change in control, the executive’s employment is terminated by the Company without cause:

i. if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control (as defined below) the prior awards held by the executive on the change in control (the “Affected Awards”) shall continue to vest and be settled or exercised in accordance with their terms; and

ii. if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted below, 1) the Affected Awards shall vest and become exercisable, realizable or payable as of the termination date, 2) any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and 3) any Affected Award that is an Option or SAR shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

Change in Control(3)	The HRC may provide for the conversion or exchange of outstanding awards for new awards or other securities of substantially equivalent value (or greater value) in any entity participating in or resulting from the change in control, or, for the accelerated vesting or delivery of shares under awards, or for a cash-out of outstanding awards.

Definition of Change in Control

Subject to certain exceptions, means:

(a)   more than 50% of the outstanding voting securities of Hydro One Limited are acquired;

(b)   all or substantially all of the assets of Hydro One Limited are sold, assigned or transferred, other than to a wholly-owned subsidiary;

(c)   an acquisition of Hydro One Limited via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of Hydro One Limited;

(d)   individuals who, at the beginning of any two-year period constitute the Board cease to constitute a majority of the Board, excluding any individuals whose service ceased due to death during such two-year period;(4)

(e)   pursuant to its rights in the Governance Agreement, the Province replaces the entire Board (other than the President and CEO) and, in its discretion, the chair of the Board;(4)

(f)   a change is made to an Ontario law or regulation that:

i.   both (A) expressly states that it applies either (1) to Hydro One Limited or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One Limited and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

ii.  imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid;(4) or

(g)   the board of directors of Hydro One Limited passes a resolution confirming that a change in control has occurred.

As a result of limitations on the ownership of Hydro One Limited’s shares under the Electricity Act (Ontario), there would have to be an amendment to such statute for a change in control to occur in certain circumstances.

Assignability	Options are generally not assignable or transferable. Other awards may be assigned to a ‘permitted assign’ (as defined under Canadian securities law), which includes a spouse, registered retirement savings plan, registered retirement income fund or personal holding company.

Discretion	The HRC may accelerate vesting or exercisability of an award. The HRC may adjust performance objectives in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance objective.

Adjustments	The HRC may make adjustments in its sole discretion to the terms of any award, the number and type of securities issuable under the award and the number of common shares of Hydro One Limited issuable under the LTIP in the event of a capital reorganization, or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or in the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization of Hydro One Limited that does not constitute a change in control.

Amendment

The HRC may amend the LTIP or outstanding awards or terminate the LTIP as to future grants of awards, except that a change that would affect materially and adversely an employee’s rights under the award is subject to the employee’s consent unless expressly provided in the LTIP or the terms of the award at the time of grant.

Approval of the shareholders of Hydro One Limited is required for any amendment that:

(a)   increases the number of common shares of Hydro One Limited available for issuance under the LTIP or increases the limits on awards to insiders (except with respect to the adjustments described above);

(b)   permits non-employee directors to receive awards;

(c)   reduces the exercise price of an award (including by cancelling an award and reissuing an award to the same participant with a lower exercise price) except pursuant to the provisions of the LTIP which permit the HRC to make equitable adjustments in the event of transactions affecting the Company or its capital;

(d)   extends the term of any award beyond its original expiration date (except where the expiration date would have fallen within a company blackout period or within five business days thereof);

(e)   permits an award to be exercisable or settled beyond 10 years from its grant date (except where the expiration date would have fallen within a company blackout period);

(f)   permits awards to be transferred other than to a “permitted assign” (as defined under Canadian securities law) or for normal estate settlement purposes; or

(g)   deletes or reduces the range of amendments which require Hydro One Limited shareholder approval.

Notes:

(1)	Represents a change to the LTIP which was approved by the Board on February 14, 2023; the TSX accepted notice of the amendment in June 2023.
(2)	Represents a change to the LTIP which was approved by the Board on May 15, 2018; the TSX accepted notice of the amendment on August 10, 2018.
(3)

As noted below in the “Termination and Change in Control Provisions” table, in the event of a resignation for good reason following a change in control, the vesting of awards granted prior to the change in control continues or accelerates.

(4)	Represents a change to the LTIP which was approved by the Board on November 10, 2017; the TSX accepted notice of the amendment on December 28, 2017.
(5)

In addition to the amendments noted above, other housekeeping amendments were made to the LTIP in 2023, such as updating the definitions, amending provisions to comply with applicable laws and clarifying that all award payouts are inclusive of any and all vacation pay. None of the amendments approved by the Board on February 14, 2023 and accepted by the TSX in June 2023 required Hydro One Limited shareholder approval. In 2024, the LTIP was amended to clarify that only awards with a date of grant that is at least 6 months prior to the date the participant provides notice to Hydro One Limited of the participant’s intention to retire will continue to vest and be settled or exercisable in accordance with their terms, subject to other conditions being satisfied. None of the changes approved on April 24, 2024 and accepted by the TSX in June 2024 required Hydro One Limited shareholder approval.

The above description of the Hydro One Limited equity-based LTIP is summary in nature and is qualified in its entirety by the text of the Hydro One Limited equity-based LTIP.

G.	Compensation Disclosure

(i)	NEO Compensation and Alignment with Hydro One Limited Shareholder Value

The Company’s executive compensation program is intended to align the objectives of executives with those of the Company and the long-term interests of Hydro One Limited shareholders. To ensure such alignment, the STIP and LTIP plans are directly linked to the financial results of Hydro One Limited and its subsidiaries (including Hydro One).

The aggregate cost of NEO compensation changed from approximately $10.3 million in 2023 to approximately $15.4 million in 2024. This increase is primarily driven by the requirement to include two NEOs who are no longer with the organization and their compensation, including a severance payment and full grant value of LTIP awards that were subject to prorated forfeitures.

(ii)	Supplemental Disclosure

As part of the transition from the cash-settled LTIP to the equity-based LTIP, the required summary compensation table disclosure results in both the 2024 equity-based LTIP grant and the 2022 cash-settled LTIP payout being disclosed in 2024. This does not reflect the underlying timing of each award and the following supplemental disclosure table summarizes the value of compensation granted in each of 2024, 2023 and 2022 to provide a more comparable summary of total direct compensation in each year.

The chart below does not include pension value or all other compensation, which are reflected in the summary compensation table.

Awards	2022	2023	2024
2024 Equity-Settled PSUs			Granted and Reported
2023 Cash-Settled LTIP		Granted and Reported
2022 Cash-Settled LTIP	Granted		Reported

Supplemental Disclosure Table

Named Executive Officer	Year		Base Salary($)(1)	Annual Incentive Plans ($)(2)	Granted LTIP ($)(3)	Total Direct Compensation ($)(4)
David Lebeter President and CEO *Prior to promotion to President and CEO	2024		705,385	770,000	1,750,000	3,225,385
	2023		600,000	659,472	1,200,000	2,459,472
	2022	*	411,914	329,531	402,800	1,144,245
Harry Taylor EVP, Chief Financial and Regulatory Officer	2024		268,558	234,122	712,500	1,215,180
	2023		N/A	N/A	N/A	N/A
	2022		N/A	N/A	N/A	N/A

Named Executive Officer	Year		Base Salary($)(1)	Annual Incentive Plans ($)(2)	Granted LTIP ($)(3)	Total Direct Compensation ($)(4)
Megan Telford EVP, Strategy, Energy Transition and Human Resources *Prior to increased accountabilities	2024		479,981	419,143	675,000	1,574,124
	2023		450,000	396,000	675,000	1,521,000
	2022	*	455,195	227,597	317,205	999,997
Renée McKenzie EVP, Digital and Technology Solutions	2024		330,192	216,126	531,250	1,077,568
	2023		N/A	N/A	N/A	N/A
	2022		N/A	N/A	N/A	N/A
Teri French EVP, Safety, Operations and Customer Experience *Prior to promotion	2024		346,442	205,890	406,250	958,582
	2023		306,862	160,650	325,000	792,512
	2022	*	245,749	119,300	185,662	550,711
Chris Lopez Former EVP, Chief Financial and Regulatory Officer	2024		257,500	204,874	772,500	1,234,874
	2023		470,650	413,841	705,974	1,590,465
	2022		420,564	336,451	411,259	1,168,274
Andrew Spencer Former EVP, Capital Portfolio Delivery	2024		371,635	212,373	437,500	1,021,508
	2023		334,757	174,894	350,000	859,651
	2022		289,138	148,758	183,781	621,677

Notes:

(1)

Base Salary figures and methodology are consistent with what is reported in the Summary Compensation Table. Salary earned in 2024 captures two additional work days. 2024 Annual Incentive Plan awards were calibrated based on annualized salary rates reflecting any salary changes during the year and prorated for the time worked and long-term incentive grants were calibrated based on the annualized base salary in place on January 1, 2024.

(2)	Annual Incentive Plans figures and methodology are consistent with what is reported in the Summary Compensation Table.
(3)

2024 and 2023 Granted LTIP reflects the fair value on the grant date of the equity-settled PSUs. 2022 Granted LTIP represents the grant date value of cash-settled LTIP awards granted in the year. This methodology differs from the Summary Compensation Table where cash-settled LTIP values are reported once the performance conditions are satisfied.

(4)	Total Direct Compensation is calculated as the sum of Base Salary, Annual Incentive Plans and Granted LTIP.

(iii)	Summary Compensation Table

The following table sets out the compensation earned by the NEOs during the fiscal years 2022, 2023 and 2024, as applicable. Compensation in 2024 and 2023 is non-comparable with 2022 due to the Company’s move from cash-settled LTIP grants to equity-based LTIP grants. Since share-based incentives are reported in the year they are awarded and cash-based incentives are reported in the year they vest, 2022 amounts show the LTIP payments from 2020 awards, while 2024 and 2023 amounts show the equity-based LTIP awards granted in 2024 and 2023 as well as the LTIP payouts from the 2022 and 2021 cash- settled LTIP awards, respectively.

Comparable compensation for 2022, 2023 and 2024 can be seen in the previous supplemental disclosure table. In addition, total compensation earned in 2024 is higher than 2023 primarily due to the requirement to include two NEOs who are no longer with the organization and their compensation, including a severance payment and full grant value of LTIP awards that were subject to prorated forfeitures.

Summary Compensation Table

						Non-equity incentive plan compensation ($)
Name and Principal Position	Year		Base Salary ($)(1)	Share- based Awards ($)(2)	Option- based Awards ($)(2)	Annual Incentive Plans ($)(3)	Long-term Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)
David Lebeter(7) President and CEO *Prior to promotion to President and CEO	2024		705,385	1,750,000	N/A	770,000	402,800	160,812	271,821	4,060,817
	2023		600,000	1,200,000	N/A	659,472	400,000	132,265	171,493	3,163,230
	2022	*	411,914	N/A	N/A	329,531	400,000	36,736	12,903	1,191,084
Harry Taylor	2024		268,558	712,500	N/A	234,122	N/A	14,031	13,269	1,242,480
EVP, Chief Financial and Regulatory Officer
	2023		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2022		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Megan Telford EVP, Strategy, Energy Transition and Human Resources *Prior to increased accountabilities	2024		479,981	675,000	N/A	419,143	317,205	106,986	40,520	2,038,835
	2023		450,000	675,000	N/A	396,000	315,000	38,520	38,331	1,912,851
	2022	*	455,195	N/A	N/A	227,597	315,000	33,941	11,488	1,043,221
Renée McKenzie	2024		330,192	531,250	N/A	216,126	N/A	17,948	14,846	1,110,363
EVP, Digital and Technology Solutions
	2023		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2022		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Teri French EVP, Safety, Operations and Customer Experience *Prior to promotion	2024		346,442	406,250	N/A	205,890	272,478	75,415	30,974	1,337,449
	2023		306,862	325,000	N/A	160,650	155,886	22,083	23,237	993,718
	2022	*	245,749	N/A	N/A	119,300	N/A	20,140	7,476	392,664
Chris Lopez Former EVP, Chief Financial and Regulatory Officer	2024		257,500	772,500	N/A	204,874	411,259	91,977	2,347,549	4,085,659
	2023		470,650	705,974	N/A	413,841	408,400	40,907	241,933	2,281,704
	2022		420,564	N/A	N/A	336,451	400,000	37,508	15,179	1,209,702
Andrew Spencer Former EVP, Capital Portfolio Delivery *Prior to promotion	2024		371,635	437,500	N/A	212,373	269,717	90,736	102,537	1,484,497
	2023		334,757	350,000	N/A	174,894	269,029	87,322	83,512	1,299,514
	2022	*	289,138	N/A	N/A	148,758	267,964	350,271	9,214	1,065,345

Notes:

(1)

Base salaries presented are actual amounts earned for fiscal years 2022, 2023 and 2024, as applicable. Ms. Telford’s 2022 base salary includes a top-up for her interim role. Salary earned in 2024 captures two additional work days. 2024 Annual Incentive Plan awards were calibrated based on annualized salary rates reflecting any salary changes during the year and prorated for the time worked and long-term incentive grants were calibrated based on the annualized base salary in place on January 1, 2024.

(2)

For 2024 and 2023, the dollar amounts represent the fair value of the awards on the grant date determined as a percentage of base salary (subject to rounding). The fair value of the PSUs was determined by multiplying the number of units granted by the closing price of the Hydro One Limited common shares on the date of grant. No share- or option-based awards were granted in 2022.

(3)

The short-term incentive awards attributed to the noted financial year are based on a percentage of base salary and are paid following approval of performance multipliers by the Board in the following year. Executives can elect to receive up to 100% of the award in management DSUs. Mr. Lebeter elected to take 25% of his 2024 award in management DSUs.

(4)

For 2022, a cash-settled performance-based LTIP award was granted to all NEOs as a percentage of their annual base salary, with the exception of Mr. Taylor and Ms. McKenzie, who were hired in 2024. The actual payout for these awards at the time of vesting is based on the achievement of predetermined corporate performance objectives which discerns the 2022 disclosed compensation from 2024 and 2023 disclosed compensation. The value of the cash-settled LTIP (see below in Outstanding cash-settled LTIP award table on page S-41) does not appear in the summary compensation table in the year of grant and is instead reported in the year in which performance criteria were satisfied. The cash-settled award granted in 2022 vested on February 28, 2025 following the end of the performance period on December 31, 2024, and is included in 2024 compensation based on the performance multiplier achieved (100.00% for Messrs. Lebeter, Lopez, and Ms. Telford, and 146.76% for Mr. Spencer and Ms. French).

(5)

The pension value for NEOs participating in the DCPP reflects the employer contributions made to the pension plan and supplemental plan during 2024. These values do not reflect the employee contributions or the investment gains/losses for fiscal year 2024. Mr. Spencer is currently the only NEO participating in the DBPP. The pension value includes a combination of annual current service cost as well as the past service impact of other compensating amounts. The DBPP provides a benefit, in respect of years of service up to 35, which is based on each plan member’s highest average earnings at the time of his or her termination or retirement. The value of the increase or decrease in the present value of the defined benefit obligation is affected by differences between actual compensation for the year and the earnings increase assumptions for the year, assumed at the end of the prior year. When the actual earnings increase is not in line with the assumed level, it impacts the total defined benefit obligation in respect of past service. If the expected highest average earnings based on the most recent information is lower than the highest average earnings based on the prior year estimate, it results in a decrease in the defined benefit obligation. Effective December 1, 2016 earnings used for the highest average earnings calculation are capped at $350,000. Beginning on January 1, 2018 and each year thereafter the $350,000 earnings limit is increased by the change in the Consumer Price Index (Ontario).

(6)

All NEOs are eligible to participate in the Management ESOP and receive a wellbeing allowance. Amounts represent the employer contributions to management ESOP, with the exception of Mr. Taylor and Ms. McKenzie, and payments in reference to the wellbeing allowance. For Mr. Lebeter, amounts represent $174,798 in travel, in addition to a wellbeing allowance, club membership and employer contributions to the Management ESOP. For Mr. Lopez, amounts represent $145,842 in travel, wellbeing allowance, employer contributions to the Management ESOP and as per his employment agreement, upon termination, $1,353,993 in severance, and $823,441 in accelerated LTIP awards. For Mr. Spencer, amounts represent a non-pensionable and non-bonusable award of $70,161 for his interim role as EVP, Digital & Technology, a wellbeing allowance and employer contributions to the Management ESOP. These amounts do not reflect Mr. Taylor’s entitlement to a signing bonus in his employment agreement in the amount of $175,000 in 2025 and $175,000 in 2026 since those amounts are conditional on his active employment with the company for 12 and 24 months after his start date, respectively and will be reported in the years they are earned. Mr. Taylor will not be eligible to receive the bonus payment if he resigns, retires or is terminated prior to the applicable bonus payment date. Each bonus payment is also subject to a 12-month full clawback if Mr. Taylor voluntarily resigns or is terminated for cause.

(7)	Mr. Lebeter was the Chief Operating Officer on December 31, 2022 and was appointed President and CEO effective February 1, 2023.

Outstanding Share-Based Awards and Option-Based Awards

The following chart provides details regarding outstanding share-based awards for the NEOs based on the Hydro One Limited common share price of $44.27 at close on December 31, 2024. No options-based awards have been awarded since 2018, no option awards remain outstanding and none of the current NEOs have been awarded options.

	Share-based Awards
Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)(2)
David Lebeter	77,170	3,416,298	447,598
Harry Taylor	16,206	717,456	0
Megan Telford	35,573	1,574,836	48,582
Renée McKenzie	13,510	598,066	0
Teri French	19,185	849,342	213,713
Chris Lopez	0	0	502,359
Andrew Spencer	20,661	914,675	174,518

Notes:

(1)	Reflects the value of outstanding PSUs, including any additional PSUs from dividend reinvestment, with performance assumed at 100%.

(2)	Reflects the value of outstanding management DSUs for Mses. Telford and French and Messrs. Lebeter, Lopez, and Spencer as at December 31, 2024.

Outstanding Cash-Settled LTIP Awards

There were no cash-settled awards granted in 2023 or 2024, and the following chart provides details regarding cash-based awards for the NEOs as of December 31, 2024:

Name(1)	Grant Year	Grant Value ($)	Vesting Date	Current Value ($)(2)
David Lebeter	2022	402,800	2/28/2025	402,800
Megan Telford	2022	317,205	2/28/2025	317,205
Teri French	2022	185,662	2/28/2025	185,662
Chris Lopez	2022	411,259	6/30/2024	0
Andrew Spencer	2022	183,781	2/28/2025	183,781

Notes:

(1)	Mr. Taylor and Ms. McKenzie were hired in 2024 and do not have any outstanding cash-based LTIP awards.
(2)

The value of cash-settled LTIP awards reflect values at 100% of target performance and are not tied to share price. The actual value at the end of the performance period will depend on the achievement of the pre-determined three-year performance metrics. Consistent with the requirements of the executive compensation framework, for EVPs and above, cash-settled LTIP payouts are capped at 100% of target. Ms. French and Mr. Spencer’s 2022 awards are not capped at 100% because they were not EVPs prior to 2023. Mr. Lopez received payment of his 2022 LTIP Awards in 2024 following his termination of employment.

Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-based Awards –Value Vested During the Year ($)(1)	Share-based Awards – Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)(3)
David Lebeter	N/A	142,062	1,172,800
Harry Taylor	N/A	0	234,122
Megan Telford	N/A	1,336	736,348
Renée McKenzie	N/A	0	216,126
Teri French	N/A	36,722	478,368
Chris Lopez(4)	N/A	864,423	616,133
Andrew Spencer	N/A	37,884	482,090

Notes:

(1)	Hydro One Limited has not granted option-based awards to any employees including the ELT since 2018. No NEO holds outstanding options.
(2)

The value of share-based awards that vested, if any, during the fiscal year includes the value of dividend equivalents earned. This includes the value of management DSUs granted in February 2024 in respect of the 2023 short-term incentive award payment. For all NEOs, the values above are based on the share price of Hydro One Limited’s common shares on the vesting date.

(3)

This column includes the full amount of the short-term incentive awards even if a NEO elected to receive all or a portion as management DSUs and the value of the 2022 cash-settled LTIP where the performance period ended December 31, 2024.

(4)

Pursuant to the terms of his retention agreement, originally negotiated in 2018 and extended periodically until 2023, Mr. Lopez was entitled to a prorated payment of his target STIP award for 2024, and accelerated vesting for all outstanding LTIP awards as of his date of resignation (at 100% of target performance). The 2024 LTIP grant to Mr. Lopez is prorated from the grant date to his termination date, with unvested amounts forfeited.

Retirement Benefits

The following table summarizes the pension information for the NEOs participating in the Hydro One DCPP and Supplemental Plan as at December 31, 2024:(1)(2)

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End ($)(2)
David Lebeter	235,291	160,812	438,495
Harry Taylor	0	14,031	14,396
Megan Telford	107,216	106,986	248,611
Renée McKenzie	0	17,948	18,945
Teri French	58,661	75,415	148,807
Chris Lopez	285,600	91,977	176,372

Notes:

(1)	In respect of the NEOs, the totals include pre-tax amounts contributed to the notional supplemental plan and after-tax amounts contributed to the prior non-registered savings plan.
(2)	Includes the employer contributions, and investment gain/losses during 2024. For Mr. Lopez it also includes a withdrawal from the plan.

The following table summarizes the pension information for the NEOs participating in the Hydro One DBPP and Supplemental Plan as at December 31, 2024:

Name	Number of Years of Credited Service	Annual Benefits Payable		Opening Value of Defined Benefit Obligation($)(2)	Compensatory Change ($)	Non- Compensatory Change ($)(3)	Closing Value of Defined Benefit Obligation ($)(4)
		At Year End($)(1)	At Age 65($)(1)
Andrew Spencer	21.8	164,981	259,193	2,704,989	90,736	66,933	2,862,658

Notes:

(1)

Annual benefits payable at year end were determined using highest three or five years average earnings as applicable and credited service at December 31, 2024. Annual benefits payable at age 65 were determined by using highest three or five years average earnings as applicable at December 31, 2024, and expected credited service at age 65.

(2)

The opening present value of the defined benefit obligation is the value of the projected pension earned for service as of December 31, 2023. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2023 as disclosed in the notes to Hydro One’s 2023 consolidated financial statements, based on the actual earnings for 2023 and adjusted to reflect expected increases in pensionable earnings.

(3)

Value includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions, the NEO’s own contributions and any other experienced gains and losses.

(4)

Equals the value of the projected pension earned for service to December 31, 2024. Represents the defined benefit service cost (the value of the projected pension earned during the year, net of NEO’s contributions to the plan) and the impact of any differences between actual increases in 2024 earnings and the actual assumptions used for the year. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations at December 31, 2024 as disclosed in Hydro One’s 2024 consolidated financial statements.

(iv)	Termination and Change in Control Provisions

Each of the NEOs, other than Mr. Lopez, who left the organization on June 30, 2024, is a party to an employment agreement governing the terms of their employment. The following table sets out the entitlements of the NEOs, other than Mr. Lopez, under various termination scenarios, based on the employment agreements in effect on December 31, 2024:

Compensation Element	Resignation(1)	Retirement(2)	Termination without Cause(3)	Termination without Cause following Change in Control(4)(5)	Termination for Cause
Severance	None	None	1x - 2x aggregate of base salary plus lower of: (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination	Same as termination without cause	None

Base Salary	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends

Annual Incentive	Award forfeited	Award prorated	Award prorated	Award prorated	Award forfeited

LTIP (Cash-settled and PSUs)	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards will expire on date of termination unless certain conditions are met(6), in which case a pro rata portion will vest	Vests immediately	Award forfeited

Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension

Benefits(7)	Benefits end	Benefits end	Continue for up to 24 months(8)	Continue for up to 24 months	Benefits end

Notes:

(1)	The NEOs may voluntarily resign their employment at any time; Messrs. Lebeter, Taylor, and Spencer and Mses. Telford, McKenzie, and French are required to give three (3) months’ notice.
(2)

All NEOs, with the exception of Messrs. Lebeter and Taylor and Ms. McKenzie, are considered to have ‘retired’ under the cash-settled LTIP if the retirement has been approved by the Board, the NEO complies with such conditions as the Board may require in connection with its approval, has given six (6) months prior notice, is paid no cash severance payment or retiring allowance or equivalent, and has complied with transitional activities as may be reasonably required during the period from the date of notice until the date the NEO ceases active employment. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For purposes of the LTIP, NEOs are considered to have retired if the retirement has been approved by the Board, the NEO complies with such conditions as the Board may require in connection with its approval, has given six (6) months prior notice, is not paid or entitled to receive any termination pay, severance pay, retiring allowance or equivalent, and has complied with transitional activities as may be reasonably required during the period from the date of notice until the date the NEO ceases active employment. Any awards eligible for continued vesting must have been granted at least 6 months prior to the date the NEO provided notice of their intention to retire. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For purposes of the STIP, NEOs are considered to have retired if they reach age 55 or such lesser age and service threshold as the Board determines. NEOs will forfeit any awards that have vested but have not been paid out or settled in the event of a breach of any non-competition or non-solicitation obligation. For Mr. Lebeter, the Board has applied its discretion and approved the following: if Mr. Lebeter has completed a minimum of three (3) years continuous service in the role of President and CEO, the Board may in its sole discretion decide to terminate Mr. Lebeter’s employment and characterize it for all purposes as a retirement. If Mr. Lebeter accepts this treatment and complies with such transitional activities as may be reasonably required by the Company during the period from the date of notification of such retirement until the date active employment ceases with the Company and its affiliates, Mr. Lebeter will be entitled to have his LTIP awards continue to vest and to also receive the separation package under termination without cause.

(3)

The payout multiplier for Mr. Lebeter is 2x, for Mr. Taylor and Mses. Telford and French is 1.5x, and for Ms. McKenzie is 1x. Mr. Spencer is entitled to one month’s base salary per completed year of service up to 24 months. Messrs. Taylor and Spencer and Mses. Telford, McKenzie, and French are entitled to 1x bonus.

(4)

Treatment only applies to termination by the Company without cause or in the case of resignation for good reason within 24 months following a change in control and only applies to unvested awards. “Good reason” is defined as a material change in title, responsibilities, reporting line or relationship or “status”; a reduction in base pay or in STIP or LTIP target opportunity that would result in a material reduction in aggregate annual compensation or opportunity for compensation; being required to change principal place of employment more than 50 kilometers away from the existing Toronto based principal place of employment; constructive dismissal; as well as in the change in control circumstances as defined below. These NEOs must provide the Company with written notice confirming the circumstances they believe to constitute good reason within 21 days of the occurrence and a cure period of 60 days following the date the Company has received such notice has elapsed without such circumstances having been cured. Any unvested LTIP awards will immediately vest on the date employment is terminated without cause or resignation for good reason within twenty-four (24) months of a change in control.
(5)

A ‘change in control’ will occur in the following circumstances: a. more than 50% of the outstanding voting securities of Hydro One Limited are acquired; b. all or substantially all of the assets of Hydro One Limited are sold, assigned or transferred other than to a wholly-owned subsidiary; c. an acquisition of Hydro One Limited via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of Hydro One Limited; d. individuals who, at the beginning of any two-year period constitute the Board, cease to constitute a majority of the Board during such two-year period excluding any individuals whose service ceased due to death; e. pursuant to its rights in the Governance Agreement, the Province replaces the entire board of directors of Hydro One Limited (other than the President and CEO) and, in its discretion, the chair of the Board; f. a change is made to an Ontario law or regulation that: i. both (A) expressly states that it applies either (1) to Hydro One Limited or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One Limited and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One Limited to achieve any corporate performance measures set out in any outstanding awards; or ii. imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One Limited or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or g. the Board passes a resolution confirming that a change in control has occurred.

(6)

If a participant has not committed an act or has not failed to take any action, that has resulted or could damage the Company or its reputation, a pro rata portion of the participant’s awards will vest, subject to, for cash-settled LTIP, the participant having five (5) years of service.

(7)	Hydro One does not ascribe a value for benefits continuation. Any wellbeing allowances end upon termination of employment for any reason.
(8)	Benefits will continue for up to 24 months for Mr. Lebeter and as per Employment Standards Act minimum requirements for all other NEOs.

The table below shows the incremental amounts that would become payable to the NEOs, other than Mr. Lopez(1) who left the organization on June 30, 2024, if such events had occurred on December 31, 2024.

Name	Resignation ($)	Retirement ($)(2)	Termination Without Cause ($)(2), (3)	Termination Without Cause after Change in Control ($)(2),(4)	Termination for Cause ($)
David Lebeter	0	0	3,635,803	6,391,767	0
Harry Taylor	0	0	1,158,749	1,809,956	0
Megan Telford	0	0	1,600,500	2,967,121	0
Renée McKenzie	0	0	773,678	1,278,066	0
Teri French	0	0	958,991	1,721,950	0
Andrew Spencer	0	0	1,333,034	1,964,632	0

Notes:

(1)

Mr. Lopez resigned effective June 30, 2024, in accordance with the terms of his retention agreement, originally negotiated in 2018 and extended periodically until 2023, he received a severance payment ($1,353,993) and accelerated vesting of his outstanding LTIP awards (at 100% target performance) ($1,234,700) and for his period of active employment a pro-rated payment of his short-term incentive award calculated at target ($204,874). Pursuant to the terms of his employment agreement, Mr. Lopez was subject to 12 month post-employment non-competition and non-solicitation covenants, as well as ongoing confidentiality and non-disparagement obligations.

(2)	Hydro One does not ascribe a value for benefits continuation.
(3)

Severance payments are calculated based on annualized base salary and the lower of the average annual bonus for the prior 3 years and the target short-term incentive as of December 31, 2024. The severance calculation multiplier for the NEOs is 1x to 2x for base salary and 1x to 2x for STIP. For participants in the LTIP, a pro rata portion of the participant’s LTIP has been included above, assuming performance at 100%. For participants with at least five (5) years of service a pro rata portion of the participant’s outstanding cash-settled LTIP has been included above, assuming performance at 100%. The Company does not ascribe a value for benefits continuation.

(4)	In the case of termination without cause after change in control, all outstanding LTIP awards are fully accelerated, compared to pro rata acceleration under termination without cause.

III.	DIRECTOR COMPENSATION

On August 15, 2018, the Province passed the Hydro One Accountability Act, 2018 (the “HOAA”). The HOAA required the board of directors of Hydro One Limited to establish an executive compensation framework for the board of directors, President and CEO, and other executives. On February 21, 2019, pursuant to the HOAA, the Management Board of Cabinet issued a directive to Hydro One Limited (the “Directive”) setting out certain compensation-related requirements. As specified in the Directive, the maximum total compensation for the board of directors of Hydro One Limited could be adjusted annually by the lesser of the rate of the Consumer Price Index (Ontario) and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees. The provisions of the HOAA that required the board of directors of Hydro One Limited to establish a compensation framework for the board of directors ceased to have effect on January 1, 2023.

The by-laws of the Company provide that directors may receive remuneration for their services as determined by the Board and may also be reimbursed for travel and other expenses properly incurred by them in attending meetings of shareholders or of the Board or any committee thereof or otherwise in the performance of their duties. The directors do not receive meeting fees for Board or committee meeting attendance.

The chart below sets out the Company’s annual directors’ compensation as at December 31, 2024.

2024 Compensation by Role(1)	Cash Component ($)	Equity Component ($)	Total ($)
Chair of the Board	60,000	90,000	150,000
Committee Chair(3)	46,000	69,000	115,000
Other directors	40,000	60,000	100,000

Notes:

(1)

Effective February 13, 2024, upon recommendation of the GRC, the Board approved an increase of the minimum equity component of the annual retainer for each director, Board committee chair and the chair of the Board from 50% to 60%. The figures in the table above illustrate the amounts paid if a director has opted to receive 60% in equity and 40% in cash.

(2)

Prior to February 13, 2024, the chair of the Board was entitled to an annual compensation of $128,313, committee chairs were entitled to an annual compensation of $90,888 and the other directors were entitled to an annual compensation of $85,542.

(3)	Effective February 13, 2024, Board committee chairs received a $15,000 annual retainer for their duties as committee chair.

As part of its mandate, the GRC, comprised solely of independent directors, conducts reviews, and makes appropriate recommendations to the Board with respect to non-executive director compensation. Any changes to non-employee director compensation are approved by the Board, following the GRC’s recommendation.

The GRC and the Board approach the determination of appropriate compensation for non-executive directors with careful consideration of several key factors, including:

•	ensuring alignment between the interests of directors and common shareholders of Hydro One Limited to drive mutual success and enhance corporate value;

•	offering market-competitive compensation that is reflective of the Company’s size, impact, unique ownership structure and business complexity;

•	being reflective of the work and time commitment for the role as a director, and

•	attracting and retaining seasoned directors who bring valuable expertise to the Board and its committees, ensuring sustained excellence and strategic guidance.

From time-to-time, the GRC also retains independent compensation consultants to provide market comparisons and advice on developing appropriate non-employee director compensation programs. The GRC last engaged an external consultant, Mercer, to conduct a review in 2023. Mercer’s review found that Hydro One’s director compensation fees were significantly below the midpoint of Hydro One Limited’s peer group. Mercer recommended, and the GRC and the Board agreed, to adopt the same comparative peer group for directors, as is applied to executive compensation analysis post-HOAA.

Hydro One Limited has a non-employee director DSU plan providing for awards of directors DSUs to Hydro One directors other than the President and CEO. Directors are required to receive a minimum of 60% of their annual retainer as an equity component in the form of DSUs. They may elect to be paid up to 100% of the cash component of their compensation in the form of director DSUs. Director DSUs are notional shares that have the same value as Hydro One Limited common shares and earn additional units as dividend equivalents at the same rate as dividends paid on Hydro One Limited common shares. Director DSUs vest immediately, but directors can only redeem their DSUs for cash after they leave the Board (following a one-year holding period to the extent required to comply with their share ownership requirements post departure). This heightened focus on deferred, equity-based compensation is aligned with the compensation framework established for Hydro One Limited (including Hydro One’s) executives and is intended to promote long-term decision making and shareholder value creation.

Considering the aforementioned factors, in 2025 the Board approved an increase in the annual compensation for directors, the chair of the Board and committee chairs.

The chart below sets out the Company’s directors’ compensation effective January 1, 2025.

2025 Compensation by Role(1)	Cash Component ($)	Equity Component ($)	Total ($)
Chair of the Board	72,000	108,000	180,000
Committee Chair(2)	55,200	82,800	138,000
Other directors	48,000	72,000	120,000

Notes:

(1)

The Board retained the option for each director, to elect to receive up to 100% of their annual retainers in the form of DSUs. The figures in the table above illustrate the amounts paid if a director has opted not to defer the cash component into deferred share units.

(2)	Effective January 1, 2025, Board committee chairs receive an $18,000 annual retainer for their duties as committee chair.

Directors are expected to continue to satisfy their share ownership requirement (or maintain their existing level of share ownership if lower than the requirement) for a period of 12 months following their departure from the Board. For a period of 24 months following retirement from Hydro One Limited, the President and CEO must continue to own sufficient shares to meet the lesser of the share ownership requirement applicable to the President and CEO or the level of share ownership that the individual had attained at the time of retirement.

A. Total Compensation Paid to Directors in 2024

The following table provides a summary of the compensation earned by the non-employee directors of Hydro One for the year ended December 31, 2024.

Mr. Lebeter is not included in the table as his compensation for service as Hydro One’s President and CEO is disclosed starting on page S-14. He did not receive any additional compensation for his services as a member of the Board.

	Total Compensation			Form of Payment(1)
Name	Board Retainer ($)	Chair of the Board / Committee Chair Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as Director DSUs($)(2)	Director DSU Component of Total Compensation (%)(3)
Cherie Brant	98,292	—	98,292	—	98,292	100
David Hay*	98,292	13,860	112,152	45,935	66,217	59
Timothy Hodgson**	—	147,438	147,438	60,491	86,947	59
Stacey Mowbray*	98,292	13,860	112,152	45,935	66,217	59
Mitch Panciuk	98,292	—	98,292	40,327	57,965	59
Mark Podlasly	98,292	—	98,292	—	98,292	100
Helga Reidel	98,292	—	98,292	40,327	57,965	59
Melissa Sonberg*	98,292	13,860	112,152	5,923	106,229	95
Brian Vaasjo	98,292	—	98,292	—	98,292	100
Susan Wolburgh Jenah *	98,292	13,860	112,152	24,573	87,579	78

*	Denotes committee chair during 2024.
**	Denotes Chair of the Board during 2024.

Notes:

(1)	All amounts in this table are pre-tax. Amounts reported include the portion of the director’s board retainer, and committee chair retainer.
(2)	All director DSUs (rounded) are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.
(3)

Effective February 13, 2024, the Board, upon recommendation of the GRC, approved an increase of the minimum equity component of the annual retainer for each director, Board committee chair and the chair of the Board from 50% to 60%. Mr. Hay, Mr. Hodgson, Ms. Mowbray, Mr. Panciuk, and Ms. Reidel’s DSU component changed to 60% after February 13, 2024.

B. Non-Employee Director Share Ownership Requirements and Equity Ownership

Hydro One believes that the interests of Hydro One Limited’s shareholders and directors are better aligned when directors hold a significant investment in Hydro One Limited. Prior to May 14, 2024, directors who were non-employees of Hydro One were required to retain a minimum holding of Hydro One Limited’s common shares or DSUs equal to three times (3x) their total annual board retainer (calculated including the equity portion), valued at the original grant value or acquisition cost, within six years following the date of their appointment to the Board. To further align director and shareholder interests, effective May 14, 2024, the Board, upon recommendation of the GRC, approved changes to the method for calculating the share ownership requirement for directors who are non-employees of Hydro One. Effective May 14, 2024, directors who are non-employees of Hydro One are required to retain a minimum holding of Hydro One Limited’s common shares or DSUs equal to three times (3x) their total annual board retainer (calculated including the equity portion), based on the current market value, within five years following the date of their appointment to the Board. Following such time, if there is an increase in the annual board membership retainer, a director will have to comply with the increased share ownership threshold within one year following the increase in the retainer. If there is an increase in the annual board membership retainer or a change to the methodology for calculating share ownership within the first five years of their membership on the board, a director will be provided one additional year to comply with the share ownership requirement.

As of December 31, 2024 the share ownership requirement for directors was as follows:

Chair of the Board	$450,000
Committee Chair	$345,000
Other Directors	$300,000

For 2024, the directors received all of the equity component of their annual director retainer in DSUs. The table below summarizes equity ownership of the Company’s directors, including dividend equivalents rounded to the nearest whole number, as at April 28, 2025, and their holdings as of December 31, 2024. The value of director holdings is calculated using the closing price of Hydro One Limited’s common shares on the TSX on December 31, 2024, which was $44.27. The table does not include Mr. Lebeter as he is subject to the Company’s executive share ownership requirements which can be found starting on page S-8.

Under the corporate governance guidelines and DSU plan, directors are expected to continue to satisfy their share ownership requirement (or their existing level of share ownership if lower) for a period of 12 months following their departure from the Board.

The Board approved a waiver of the post-retirement requirements of the share ownership requirement, allowing Mr. Timothy Hodgson to receive his DSUs following his resignation. This decision allows Mr. Hodgson to serve as a Member of Parliament without any ongoing economic ties to Hydro One.

Name	Equity Ownership April 28, 2025		Equity Ownership December 31, 2024		Market Value ($) December 31, 2024	Share Ownership Requirement (1)	Year to Meet Share Ownership Requirement
	Common Shares	DSUs(1)	Common Shares	DSUs(1)
Cherie Brant	—	15,583	—	14,865	658,081	2.19	Met in 2022
David Hay	—	12,456	—	11,950	529,019	1.53	Met in 2023
Timothy Hodgson	—	15,977	—	15,374	680,600	1.51	Met in 2024
Stacey Mowbray	700	6,841	700	6,371	313,030	0.91	2027	(3)
Mitch Panciuk	—	2,452	—	2,067	91,493	0.30	2030	(3)
Mark Podlasly	—	5,160	—	4,511	199,683	0.67	2029	(3)
Helga Reidel	—	2,452	—	2,067	91,493	0.30	2030	(3)
Melissa Sonberg	—	23,474	—	22,649	1,002,667	2.91	Met in 2022
Brian Vaasjo	19,014	4,362	19,014	3,718	1,006,329	3.35	Met in 2023
Susan Wolburgh Jenah	1,643	14,411	1,643	13,762	681,999	1.98	Met in 2022

Notes:

(1)	All DSUs are rounded to the nearest whole number.
(2)	Each director’s share ownership is calculated annually as at December 31 (based on the current market value of Hydro One Limited’s common shares) and is divided by the share ownership requirement.
(3)	The timeframe to meet the share ownership requirements was extended in accordance with the provisions outlined in the company’s corporate governance guidelines.